Exhibit 10.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

Dated as of April 23, 2021

By and Between

Seaboard Energy California, LLC

as Purchaser,

Pacific Ethanol Madera LLC

as Seller

and, for purposes of Article IV and Article IX,

Alto Ingredients, Inc.

as Seller Parent

i

4.19	Seller Documents	17
4.20	No Brokers	17
4.21	No Other Representations or Warranties	18
Article V.	REPRESENTATIONS AND WARRANTIES OF PURCHASER	18
5.1	Organization and Qualification	18
5.2	Authority	18
5.3	No Inconsistent Obligations	19
5.4	Sufficiency of Funds	19
5.5	No Litigation	19
5.6	No Brokers	19
5.7	Independent Investigation	19
5.8	No Other Representations or Warranties	20
Article VI.	COVENANTS AND AGREEMENTS	20
6.1	Conduct of Business.	20
6.2	Due Diligence	21
6.3	Assignability of Certain Contracts; Assumed Permits.	21
6.4	Title Approval.	22
6.5	Employment Matters.	22
6.6	Notification of Certain Matters	23
6.7	Confidentiality	23
6.8	Seller Documents	23
6.9	Publicity	23
6.10	Material Adverse Effect	24
6.11	Casualty Loss	24
6.12	Litigation Support	24
6.13	Payments	24
6.14	Misallocated Assets	24
6.15	Documents	25
6.16	Names Following Closing	25
6.17	Insurance	25
6.18	Termination of Intercompany Arrangements	25
6.19	No Solicitation of Other Bids; Exclusivity	25
6.20	Seller Parent Letter of Credit	26
6.21	CARB Compliance	26
6.22	Equipment Removal	27
6.23	Materials Removal	27
6.24	Further Assurances	27
Article VII.	CONDITIONS TO CLOSING	28
7.1	Conditions Precedent to the Obligations of Purchaser and Seller	28
7.2	Conditions Precedent to the Obligations of Seller	28
7.3	Conditions Precedent to the Obligations of Purchaser	28

Article VIII.	TAXES	29
8.1	Certain Taxes.	29
8.2	Allocation of Purchase Price	30
8.3	Cooperation on Tax Matters	30
8.4	FIRPTA Certificate	30
8.5	Tax Treatment of Indemnification Payments	30
Article IX.	INDEMNIFICATION	31
9.1	Survival.	31
9.2	Indemnification by Purchaser	31
9.3	Indemnification by Seller and Seller Parent	32
9.4	Limitations on Indemnification	32
9.5	Claims for Indemnification	32
9.6	Tax Effect	35
9.7	Calculation of Indemnification Payments	35
9.8	Exclusive Remedy	36
9.9	Treatment of Indemnification Payments	36
9.10	Mitigation	36
9.11	Additional Limitations on Liability	36
9.12	Limitations on Environmental Claims	37
9.13	No Personal Liability	37
Article X.	Miscellaneous	37
10.1	Notices	37
10.2	Payment of Expenses	38
10.3	Entire Agreement; Amendments and Waivers	38
10.4	Execution of Agreement; Counterparts; Electronic Signatures.	39
10.5	Governing Law	39
10.6	Jurisdiction, Waiver of Jury Trial.	39
10.7	Binding Effect; Assignment	39
10.8	Severability	40
10.9	Negotiated Transactions	40
10.10	Bulk Sales Laws	40
10.11	Disclosure Schedules	40
Article XI.	DEFINITIONS	40
11.1	Definitions	40

INDEX OF SCHEDULES AND EXHIBITS

Schedules

Schedule 1.1(c) – Fixed Assets

Schedule 1.1(d) – Assigned Contracts

Schedule 8.2 – Asset Allocation

Schedule 11.1(eeeee) – Vehicles

Exhibits

Exhibit A – Special Warranty Grant Deed

Exhibit B – Bill of Sale

Exhibit C – Assignment and Assumption Agreement

Exhibit D – Form of Seller Parent Letter of Credit

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of April 23, 2021 (the “Agreement Date”), is entered into by and between SEABOARD ENERGY CALIFORNIA, LLC, a Delaware limited liability company (“Purchaser”), PACIFIC ETHANOL MADERA LLC, a Delaware limited liability company (“Seller”) and, for purposes of Article IV and Article IX hereof, ALTO INGREDIENTS, INC. (formerly, PACIFIC ETHANOL, INC.), a Delaware corporation (the “Seller Parent”). Purchaser, Seller and (as provided above) Seller Parent are collectively referred to herein as the “Parties” and individually as a “Party”. For the purposes of this Agreement, capitalized terms used herein shall have the meanings set forth in Article XI.

RECITALS

WHEREAS, Seller owns certain properties and assets located in Madera County, California, including rail infrastructure, an ethanol plant, a solar field and station, a feed mill which are located at 31470 Ave 12, Madera, California 93638 (collectively, the “Site”) and other tangible and intangible assets used in connection with the operations on the Site, which is currently idled and not in operation; and

WHEREAS, Purchaser desires to purchase the Purchased Assets and assume the Assumed Liabilities from Seller and Seller desires to sell, convey, assign and transfer to Purchaser the Purchased Assets together with the Assumed Liabilities, all in the manner and subject to the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Purchaser and Seller hereby agree as follows:

Article I.
PURCHASE AND SALE OF THE PURCHASED ASSETS;
ASSUMPTION OF ASSUMED LIABILITIES

1.1 Purchase and Sale of the Purchased Assets. On the terms and subject to the conditions set forth herein, at the Closing, Seller shall sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller, all of Seller’s right, title, and interest in and to, free and clear of any and all Encumbrances except for Permitted Encumbrances, the following assets of Seller, save and except any that is an Excluded Asset (collectively, the “Purchased Assets”):

(a) the Site;

(b) the Real Property (including the Water Wells associated therewith or located thereon);

(c) all fixed assets, Furnishings and Equipment and other tangible personal property (i) located at the Site or on the Real Property as of September 30, 2020 and/or (ii) currently and/or previously used in connection with the operation of the Site (including any such assets that have been removed from the Site or the Real Property for repair but are, or have otherwise been, used in connection with the operation of the Site), which shall include, but not be limited to, the items described on Schedule 1.1(c) (collectively, the “Fixed Assets”);

(d) all Contracts listed on Schedule 1.1(d) (the “Assigned Contracts”);

(e) all unexpired Permits and all pending applications associated with the Site and/or the Real Property, but only if and to the extent transferrable under applicable Law, as set forth on Section 4.13(a) of the Disclosure Schedule (the “Assumed Permits”);

(f) all equipment parts and subassemblies located at the Site or on the Real Property as of September 30, 2020, and any raw materials, work in process and finished goods remaining at the Site or on the Real Property as of the Closing Date;

(g) all Vehicles and rolling stock and related parts, supplies and fuel located at the Site or on the Real Property as of September 30, 2020;

(h) except for software and software configurations that support the connection of computers and other equipment at the Site to Seller’s corporate network, which software and software configurations will be purged immediately prior to Closing, all computer hardware, data networks, servers, communication equipment, software, discs and all stored data on any of the foregoing located at the Site as of September 30, 2020; and

(i) all Documents located at the Site or relating to the Purchased Assets as of the Closing Date.

1.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, (i) in no event shall Seller be deemed to sell, transfer, assign or convey to Purchaser, and Purchaser shall not purchase or otherwise acquire, any asset, or right or property not expressly included in the Purchased Assets, and (ii) the Purchased Assets shall not include any right, title and interest in or to any of the following assets, rights or properties of Seller or its Affiliates (including Seller Parent), whether or not the following would otherwise be included within the Purchased Assets (such assets, rights and properties in clauses (i) and (ii), collectively, the “Excluded Assets”):

(a) the Organizational Documents of Seller, Tax Returns, books of account or other records having to do with the corporate organization of Seller, all employee-related or employee benefit-related files or records;

(b) any insurance policies (including any directors and officers liability and other management liability insurance policies) related to the Purchased Assets operations of the Site, and all claims, demands, deposits, refunds, rebates, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment relating to such policies;

(c) all Benefit Plans;

(d) except for the Assigned Contracts, any Contract of Seller or Seller Parent;

(e) all Tax refunds, credits and claims with respect to the ownership of the Purchased Assets or operation of the Business for any Pre-Closing Tax Period and the portion of any Straddle Period ending on the Closing Date;

(f) all records, information and communications with respect to the other Excluded Assets, including those records, information and communications subject to an attorney/client privilege or accountant/client privilege;

(g) all goodwill and other intangible assets of the Business, in each case to the extent primarily related to any other Excluded Assets, the Excluded Liabilities or this Agreement; and

(h) any rights of Seller under this Agreement and the other Ancillary Documents.

1.3 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, effective as of the Closing, Purchaser shall assume from Seller (and pay, perform, discharge or otherwise satisfy in accordance with their respective terms), and Seller shall irrevocably convey, transfer and assign to Purchaser the following Liabilities related to the Purchased Assets (collectively, the “Assumed Liabilities”):

(a) any Liabilities under the Assigned Contracts (other than obligations arising or accruing prior to the Closing Date or with respect to any breach or default existing prior to the Closing Date) including, without limitation, any and all amounts due and owing by Seller under the CleanFund Commercial PACE Capital, Inc. Financing; and

(b) all Liabilities for Taxes to the extent apportioned to Purchaser pursuant to Article VIII.

The assumption by Purchaser of the Assumed Liabilities shall not, in any way, enlarge the rights of any third parties relating thereto.

1.4 Excluded Liabilities. The Assumed Liabilities shall not include, and Seller shall retain and shall hereafter pay, perform, satisfy and discharge when due, all Liabilities of Seller other than those specifically set forth in Section 1.3 (the “Excluded Liabilities”). For the avoidance of doubt, the Excluded Liabilities include the following:

(a) any Indebtedness of Seller;

(b) any Liabilities of Seller that are caused by a breach or default by Seller occurring prior to the Closing Date under any Contract;

(c) any Liabilities of Seller (i) arising, existing, or accruing prior to the Closing Date that are caused by failure to comply with an Environmental Law or Permit, including, but not limited to, Liabilities of Seller associated with San Joaquin Valley Unified Air Pollution Control District notices of violation dated January 1, 2020 and April 29, 2020, respectively, (ii) that are within the scope of the representations and warranties made by Seller in Section 4.12, (iii) for any personal injury, wrongful death or property or other damage arising under any common law, statutory law or tort law theory that are related to any release or disposal of Hazardous Materials at, on, under or migrating from the Purchased Assets, or (iv) related to the Business arising under any Environmental Laws with regard to the presence of Hazardous Substances at any third-party facility at which Seller, any Seller Affiliate or any predecessor of Seller disposed of, arranged for or permitted the disposal of, any Hazardous Substances prior to the Closing Date;

(d) any Liabilities of Seller (including, without limitation, Tax Liabilities) relating to or arising out of the Purchased Assets or the operation of the Site prior to the Closing Date;

(e) any Liabilities of Seller relating to or arising out of the Excluded Assets; and

(f) any Liabilities of Seller under this Agreement and the other Ancillary Documents.

Article II.
CONSIDERATION

2.1 Consideration.

(a) On the terms and subject to the conditions of this Agreement, Seller will sell, transfer, assign, convey and deliver to Purchaser, and Purchaser will purchase from Seller, the Purchased Assets for the aggregate consideration (collectively, the “Purchase Price”) of: (i) the assumption of Assumed Liabilities, and (ii) the Cash Consideration.

(b) “Cash Consideration” means an amount equal to Nineteen Million Five Hundred Thousand Dollars ($19,500,000).

2.2 Payments on the Closing Date.

(a) No later than three (3) Business Days prior to the Closing Date, Seller shall deliver to Purchaser a written statement, reasonably satisfactory to Purchaser (the “Closing Statement”). At the Closing (and as provided in the Closing Statement), Purchaser shall pay to Seller an amount equal to:

(i) the Cash Consideration;

(ii) plus Purchaser’s share of expenses (as set forth in Section 3.4(b)(i), Section 3.4(b)(ii), Section 3.4(b)(iii) and as provided in the Closing Statement); and

(iii) less any credits (including, but not limited to, any real and personal property Tax prorations in accordance with Section 8.1(b), and as otherwise provided in the Closing Statement).

The balance of the Purchase Price (the “Closing Cash Payment”) shall be disbursed to Seller by wire transfer of immediately available funds to such account or accounts of Seller (or one or more of their designees) in accordance with the Closing Statement.

(b) Should either Party object to any of the amounts or calculations in the Closing Statement, the Parties shall cooperate in a diligent good faith manner to resolve such objections prior to the Closing, and the Closing Statement shall be adjusted prior to the Closing to reflect any changes agreed to by the Parties prior to the Closing Date.

2.3 Proration. Any charges for utilities of the Site or Purchased Assets shall be based on readings of the utility meters performed on the Closing Date or immediately thereafter. Relevant charges attributable to the reading of the meters on or immediately after the Closing Date shall be billed to and paid by Seller and such part of the relevant charges attributable to the period commencing after the Closing Date shall be billed to and paid by Purchaser.

Article III.
CLOSING AND TERMINATION

3.1 Time of Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall occur two (2) Business Days following the satisfaction or waiver of all conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or on such other date as may be agreed upon in writing by the Parties through the delivery and exchange by electronic mail in PDF format between the Parties of all documents required to close the transactions contemplated by this Agreement. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. Unless otherwise agreed by the Parties in writing, the Closing shall be deemed effective as of 12:01 a.m. Pacific Time on the Closing Date.

3.2 Escrow Arrangements. An escrow for the purchase and sale contemplated by this Agreement shall be opened by Purchaser and Seller with the Title Company. No later than two (2) Business Days before the Closing Date, Seller and Purchaser shall each deliver escrow instructions to Title Company consistent with this Article III, and the Parties shall deposit in escrow (a) the funds payable by each Party as set forth in Section 2.2 and Section 3.4 and (b) the Deeds and any other documents to be recorded.

3.3 Closing. At Closing, the Title Company shall:

(a) record the Deed(s);

(b) issue the Title Policy to Purchaser;

(c) deliver to Purchaser the physical assets set forth in Section 3.5(h); and

(d) deliver to Seller the funds in the amount of the Closing Cash Payment.

3.4 Closing Costs. At Closing:

(a) Seller shall pay (i) any county documentary transfer or transaction Taxes or fees due on the transfer of the Real Property, (ii) 50% of all escrow, recording or other fees (excluding endorsement fees) or costs charged by or reimbursable to Title Company, (iii) the base premium for an ALTA title insurance policy (but only for a liability amount equal to the Purchase Price), and (iv) all fees and expenses of its legal counsel, broker and other third party consultants engaged by or on behalf of Seller in connection with this transaction.

(b) Purchaser shall pay (i) the balance of the premium for the Title Policy (including costs of endorsements, extended coverage and related survey costs), (ii) any sales or use Taxes determined to be payable in connection with this transaction, (iii) 50% of all escrow, recording or other fees or costs charged by or reimbursable to Title Company; and (iv) all fees and expenses of its legal counsel and other third party consultants engaged by or on behalf of Purchaser in connection with this transaction.

(c) Any costs and expenses of Closing that are not expressly identified in subparagraph (a) or (b) above shall be allocated equally between Purchaser and Seller.

3.5 Closing Deliverables by Seller. At the Closing, Seller (and Seller Parent, as applicable) shall deliver, or cause to be delivered, to Purchaser the following closing deliverables:

(a) certificates of the Secretary (or equivalent officer) of Seller and Seller Parent, dated as of the Closing Date, (A) certifying, as applicable, that attached thereto is a true and complete copy of the resolutions adopted by the sole member of Seller and board of directors of Seller Parent, authorizing the execution, delivery and performance of this Agreement and the other Ancillary Documents to which Seller or Seller Parent is a party and the consummation by Seller or Seller Parent of the transactions contemplated hereby and thereby and (B) attesting to the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b) in form and substance reasonably acceptable to Purchaser;

(b) duly executed FIRPTA Certificate;

(c) one or more special warranty grant deeds duly executed by Seller, in form and substance reasonably acceptable to Purchaser and substantially in the form attached hereto as Exhibit A, conveying all right, title and interest of Seller in the Real Property, subject to the Permitted Encumbrances (the “Deeds”);

(d) counterpart, duly executed by Seller, of a bill of sale and assignment and assumption for the sale of the non-Real Property Purchased Assets, substantially in the form attached hereto as Exhibit B (the “Bill of Sale”);

(e) counterpart, duly executed by Seller, of an assignment and assumption agreement for the assignment of the Assigned Contracts, substantially in the form attached hereto as Exhibit C (the “Assignment and Assumption Agreement”);

(f) Seller Parent Letter of Credit, duly executed by Seller Parent for the benefit of Purchaser;

(g) (i) from each creditor with whom Seller has an outstanding Indebtedness immediately prior to the Closing (other than outstanding Indebtedness of Seller that is subject to any Assigned Contract), payoff letters or similar agreements, if any, in form and substance reasonably acceptable to Purchaser and the Title Company, and (ii) from any Person releasing and terminating (in whole or in part) any Encumbrances (whether represented by UCC financing statements or otherwise), other than Permitted Encumbrances, in favor of such Person with respect to any of the Purchased Assets, in each case, executed by the applicable parties thereto;

(h) possession of the Purchased Assets and the Site, including all keys, access cards, security passcodes and combinations;

(i) an owner’s affidavit, duly executed by Seller and delivered to the Title Company, in form and substance reasonably acceptable by the Title Company and Seller;

(j) the marked commitment of the Title Company to issue the Title Policy naming Purchaser as the insured;

(k) title to the Vehicles, duly endorsed by Seller,

(l) with respect to the Real Property, such other affidavits, transfer tax declarations, and certificates as may be reasonably and customarily required in Madera County, California in connection with sales of real property, and with respect to any Purchased Assets other than the Real Property, such other bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in either case in a form reasonably satisfactory to Purchaser and Seller, as Purchaser may reasonably request to vest in Purchaser all of Seller’s right, title and interest in, to or under the Site and any or all the Purchased Assets; and

(m) all other certificates, agreements and other documents required by this Agreement (or as Purchaser may reasonably request that are customary for a transaction of this nature and necessary to evidence or consummate the transactions contemplated by this Agreement) to be delivered by Seller at or prior to the Closing in connection with the transactions contemplated by this Agreement.

3.6 Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following closing deliverables:

(a) the Closing Cash Payment;

(b) certificate of the Secretary (or equivalent officer) of Purchaser, dated as of the Closing Date, (A) certifying that attached thereto is a true and complete copy of the resolutions adopted by the board of directors of Purchaser, authorizing the execution, delivery and performance of this Agreement and the other Ancillary Documents to which Purchaser is a party and the consummation by Purchaser of the transactions contemplated hereby and thereby and (B) attesting to the satisfaction of the conditions set forth in Section 7.2(a) and Section 7.2(b) in form and substance reasonably acceptable to Seller;

(c) counterpart, duly executed by Purchaser, of the Bill of Sale;

(d) counterpart, duly executed by Purchaser, of the Assignment and Assumption Agreement;

(e) Preliminary Change of Ownership Report, duly executed by Purchaser; and

(f) all other certificates, agreements and other documents required by this Agreement (or as Seller may reasonably request that are customary for a transaction of this nature and necessary to evidence or consummate the transactions contemplated by this Agreement) to be delivered by Purchaser at or prior to the Closing in connection with the transactions contemplated by this Agreement.

3.7 Termination of Agreement. This Agreement may be terminated only in accordance with this Section 3.7. This Agreement may be terminated at any time prior to the Closing, as follows:

(a) by the mutual written consent of Seller and Purchaser;

(b) by written notice of either Seller or Purchaser to such other Party, if the Closing shall not have been consummated on or prior to May 31, 2021 (the “Outside Date”); provided, however, that the Outside Date may be extended by the mutual written consent of Seller and Purchaser, for a period up to seven (7) days to the extent that all conditions to Closing set forth in this Agreement are capable of being satisfied as of such time; and provided, further, that the right to terminate this Agreement under this Section 3.7(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

(c) by written notice from Seller (but only so long as Seller is not in material breach of its obligations under this Agreement) to Purchaser, if Purchaser breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform: (i) would give rise to the failure of a condition set forth in Section 7.2, (ii) cannot be or has not been cured within five (5) days following delivery of notice to Purchaser of such breach or failure to perform, and (iii) has not been waived by Seller;

(d) by written notice from Purchaser (but only so long as Purchaser is not in material breach of its obligations under this Agreement) to Seller, if Seller breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform: (i) would give rise to the failure of a condition set forth in Section 7.3, (ii) cannot be or has not been cured within five (5) days following delivery of notice to Seller of such breach or failure to perform, and (iii) has not been waived by Purchaser;

(e) by written notice from Purchaser to Seller, if any event, change or occurrence in state of facts has had a Material Adverse Effect;

(f) by written notice from Purchaser to Seller no later than thirty (30) days after the Agreement Date, if Purchaser determines that the results of the Purchaser’s Due Diligence are not satisfactory to Purchaser;

(g) by written notice from Purchaser to Seller if all or any portion of the Purchased Assets with a fair market value or replacement value, whichever is greater, in excess of $2,000,000 individually, or in the aggregate, is (i) condemned or taken by eminent domain, or (ii) is damaged or destroyed by fire, flood or other casualty, in any case regardless of whether or not insured or Seller is otherwise entitled to receive compensation therefore; or

(h) by Seller in the event (i) all of the conditions set forth in Section 7.3 have been and continue to be satisfied (other than conditions with respect to actions the Parties shall take at the Closing itself or which, by their nature, cannot be satisfied until the Closing, but in each case are capable of being satisfied at or prior to the Closing), (ii) Seller has notified Purchaser in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement, (iii) the Due Diligence Period has lapsed; (iv) Purchaser has failed to complete the Closing when required pursuant to Section 3.1, and (v) Purchaser fails to complete the Closing within three (3) Business Days after the date of receipt of the notice contemplated by clause (ii) and Seller stood ready, willing and able to consummate the transactions contemplated by this Agreement through the end of such three (3) Business Day period.

Each condition set forth in this Section 3.7 pursuant to which this Agreement may be terminated shall be considered separate and distinct from each other such condition. If more than one of the termination conditions set forth in this Section 3.7 is applicable, the applicable Party shall have the right to choose the termination condition pursuant to which this Agreement is to be terminated.

3.8 Procedures Upon Termination. In the event of termination and abandonment by Purchaser or Seller pursuant to Section 3.7, written notice thereof shall forthwith be given to the other Party, and this Agreement shall terminate and the purchase of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall be abandoned, without further action by Purchaser or Seller. If this Agreement is terminated as provided herein, each Party shall return if requested all documents, work papers and other material of any other Party relating to the transactions contemplated hereby (including any Confidential Information), whether so obtained before or after the execution hereof, to the Party furnishing the same.

3.9 Effect of Termination. In the event of termination of this Agreement in accordance with Section 3.7, this Agreement shall become null and of no further force or effect, and there shall be no Liability on the part of any Party, except that (a) this Section 3.9, Section 6.7, Section 6.9 and Article X shall expressly survive the expiration or termination of this Agreement and (b) nothing herein shall relieve any Party hereto from Liability for any breach of this Agreement.

Article IV.
REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER PARENT

Seller and Seller Parent hereby represent and warrant, jointly and severally, to Purchaser as follows as of the date hereof and as of the Closing Date:

4.1 Organization. Seller is a limited liability company duly qualified, validly existing and in good standing under the laws of the State of Delaware. Seller has all necessary organizational power and authority to own and operate its properties and assets (including the Purchased Assets) and to carry on the operation of the Site as currently and/or previously conducted. Seller is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Site makes such licensing or qualification necessary. Seller has made available to Purchaser true and complete copies of its Organizational Documents. Seller Parent is a corporation duly qualified, validly existing and in good standing under the laws of the State of Delaware.

4.2 Authority. Seller and Seller Parent have all requisite power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Ancillary Documents to which Seller or Seller Parent is a party, the performance by Seller and Seller Parent of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of Seller and Seller Parent and does not require any authorization or consent of any manager, member, director, officer or equity owner that has not been obtained. This Agreement has been, and at or prior to the Closing, each of the Ancillary Documents to which Seller or Seller Parent is a party will be, duly and validly executed and delivered by Seller and Seller Parent and (assuming the due authorization, execution and delivery by the other Parties) this Agreement constitutes, and each Ancillary Document to which Seller or Seller Parent is a party when so executed and delivered (assuming the due authorization, execution and delivery by the other parties thereto) will constitute, legal, valid and binding obligations of Seller and Seller Parent, enforceable against Seller and Seller Parent in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws affecting creditors’ rights generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 No Inconsistent Obligations. Neither the execution and delivery of this Agreement or any other documents contemplated hereby, nor the consummation of the transactions contemplated herein, will, to Seller’s Knowledge, result in a violation or breach of, or constitute a default under, (a) the Organizational Documents of Seller, (b) any ruling or order of any Governmental Body applicable to Seller or the Purchased Assets, (c) any term or provision of any Contract or agreement relating to or arising out of the operation of the Site, the Real Property or the Business (including any Assigned Contracts) , (d) any writ, order, judgment, decree, law, rule, regulation or ordinance applicable to Seller or the Purchased Assets, or (e) any other commitment or restriction to which Seller is a party, nor will such actions result in the creation of a lien or Encumbrance, other than any Permitted Encumbrances.

4.4 Consents. Except for the notices, filings and consents set forth on Section 4.4 of the Disclosure Schedule and except for any consents where the failure to obtain such consents, either in any individual case or in the aggregate, would not reasonably be expected to be material to the Business, Seller is not required to give any notice to, make any registration, declaration or filing with or obtain any consent, waiver or approval from, any Person (including any Governmental Body) in connection with the execution and delivery of this Agreement and each of the Ancillary Documents or the consummation or performance of any of the transactions contemplated hereby and thereby.

4.5 Title of the Non-Real Property Assets. Except for the Encumbrances set forth on Section 4.5 of the Disclosure Schedule, Seller has good and marketable title to all of the non-Real Property Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. Seller has the right to transfer or assign (or cause to be transferred or assigned), in accordance with the terms of this Agreement, title to such owned non-Real Property Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. The Purchased Assets owned and being transferred hereunder by Seller are not subject to any oral or written leases.

4.6 Operation of the Site; Sufficiency of Assets.

(a) Seller is the only entity through which the operation of the Site is or, for the past three (3) years, has been conducted.

(b) The Purchased Assets constitute all of the rights, properties and assets (i) that are used in the operation of the Site; and (ii) that are necessary, adequate and sufficient to conduct and operate the Site after Closing in substantially the same manner as conducted as of the last date of any production of ethanol on the Site in 2020, other than as set forth in Section 4.6(b) of the Disclosure Schedule. Seller has Water Wells and water supply as is necessary to operate the Site in the Ordinary Course of Business and to maintain the Real Property as currently held.

(c) To Seller’s Knowledge, all Fixed Assets included in the Purchased Assets are (i) in good and operating condition, ordinary wear and tear excepted, and (ii) suitable for the uses to which they are currently being and/or were previously put. No Fixed Assets included in the Purchased Assets are in need of current maintenance or repairs except for routine maintenance and repairs in the Ordinary Course of Business that are not, individually or in the aggregate, material in nature or cost.

(d) None of the Fixed Assets have been materially damaged since September 30, 2020 by fire, wind, tornado, flooding or any other casualty which have not been repaired.

4.7 Real Property.

(a) Section 4.7(a) of the Disclosure Schedule contains a true and complete list of all real property owned by Seller and used or held for use in the operation of the Site or otherwise being sold to Purchaser, together with all buildings, structures, fixtures and improvements erected thereon and all rights, privileges, easements, licenses and other appurtenances relating thereto (the “Real Property”).

(b) Section 4.7(b) of the Disclosure Schedule contains a true and complete list of all water rights, water use permits, and well locations owned by Seller and associated with or located on the Real Property (the “Water Wells”).

(c) Seller has good, valid and marketable title to all Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

(d) All buildings, structures, fixtures and improvements on the Real Property are in good operating condition and repair, ordinary wear and tear excepted, and are fit for occupancy and use consistent with past practice. There are no facts or conditions affecting any of the buildings, structures, fixtures or improvements on the Real Property that would reasonably be expected to interfere with the current occupancy or use thereof. The Real Property has access to public roads or valid easements over private property for ingress to and egress from the Real Property. To the extent consistent with industry standards in Seller’s area of operations, all buildings and structures on the Real Property have access to water supply, storm and sanitary sewer or septic facilities, telephone, gas and electrical connections, drainage and other public utilities, in each case as is necessary for the operation of the Site in the manner conducted on the last day of any production of ethanol on the Site in 2020 and to maintain the Real Property. No building or structure on the Real Property encroaches upon real property of another Person, and no buildings or structure of any other Person encroaches upon any Real Property.

(e) There are currently in effect such insurance policies for the Real Property as are customarily maintained with respect to similar properties utilized for comparable purposes. All premiums due on such insurance policies have been timely paid by Seller. Seller has not received written notice from any insurance company concerning any defects or inadequacies in any Real Property, which, if not corrected, would result in any termination or increase in the cost of any insurance policies maintained for such Real Property.

(f) There are no pending or, to Seller’s Knowledge, threatened condemnation proceedings relating to any of the Real Property.

(g) There are no outstanding options or rights of first refusal to purchase or lease the Real Property or any portion thereof or any interest therein.

(h) Seller has not received any form of notice from any Governmental Body relating to (i) violations of building, zoning, safety and fire ordinances or regulations which have not been remedied or corrected; (ii) claims of any material defect or deficiency with respect to any of such properties which have not been remedied or corrected; or (iii) requests for the performance of any repairs, alterations or other work, other than any which Seller has remedied or corrected. The Real Property is not subject to any special assessment, assessment for improvements, municipal charge or other similar charge or assessment.

4.8 Intellectual Property. Seller does not have title to any Intellectual Property. Neither Seller nor its manufacture, use, sale or provision of any product or service by Seller infringes, misappropriates, or otherwise violates or has infringed, misappropriated or otherwise violated any Intellectual Property of any third-party or constitutes or has constituted unfair competition, false advertising or other unfair business practices, and Seller has not received notice of any such claim. No Action is pending in respect of any of the foregoing, nor is any Action pending or, to the Knowledge of Seller, threatened.

4.9 Compliance with Laws. Except for those matters set forth on Section 4.9 of the Disclosure Schedule, (i) Seller is not, and to Seller’s Knowledge, has not been in violation of any Law applicable to Seller with respect to the operation of the Site and the Purchased Assets, and (ii) Seller has not received any written notice of violation of any laws or regulations applicable to the operation of the Site or the Purchased Assets.

4.10 Litigation and Proceedings. There is no Action, suit, claim or legal, administrative, arbitration, condemnation or other proceeding, including but not limited to any change in any zoning or building ordinance, affecting the properties or rights of Seller or relating to the Purchased Assets, pending or threatened since January 1, 2015, or injunction or orders entered, pending or threatened since January 1, 2015, against Seller in relation to the operation of the Site or the Purchased Assets, at law or in equity, before or by any Governmental Body, and to Seller’s Knowledge, there exists no basis for the commencement of any of the foregoing.

4.11 Contracts.

(a)   Section 4.11(a) of the Disclosure Schedule sets forth all Contracts (including any Assigned Contracts) that, to the Knowledge of Seller, relate to the operation of the Site, the Real Property or the Business. As of the date hereof, neither Seller or, to the Knowledge of Seller, any other party to an Assigned Contract disclosed on Section 4.11(a) of the Disclosure Schedule is in breach of, or default under, any such Assigned Contract and no event has occurred that, with the giving of notice or lapse or time, or both, would become a default (whether by lapse of time or notice or both). Furthermore, as of the date hereof, each Assigned Contract is in full force and effect and is valid, binding and enforceable against Seller, and, to the Knowledge of Seller, the other parties thereto, in accordance with its terms, in each case, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

(b) Seller has not, and, to Seller’s Knowledge, no other party to any Assigned Contract has, commenced any Action against any of the parties to any such Assigned Contract or given or received any written notice of any material default or violation under any such Assigned Contract that has not been withdrawn or dismissed. Subject to the rights of each counterparty to each Assigned Contract to consent to the assignment thereof, each Assigned Contract is, or will be upon the Closing, a valid and binding agreement enforceable against Seller and, to Seller’s Knowledge, the other or parties thereto in accordance with its terms, in each case, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

4.12 Environmental Matters. Except as disclosed on Section 4.12 of the Disclosure Schedule or as set forth in the Phase I Report and Phase II Report:

(a) No Hazardous Materials have been stored, produced, placed, Released or discharged on or from the Real Property or the operation of the Site by Seller or at Seller’s direction, except in compliance with Environmental Laws.

(b) There are no above ground storage tanks, storage vessels, sumps, drums, containers or landfills, and, to Seller’s Knowledge, no underground, buried, or partially buried storage tanks, located on the Real Property.

(c) No written warning, notice, notice of violation, administrative complaint, judicial complaint or other written notice or request for information has been issued to Seller by any federal, state or local environmental agency or other public agency within the last five (5) years alleging that conditions on the Real Property or related to the Purchased Assets, or related to the operation of the Site are in violation of any Environmental Law.

(d) No written demand, threat, notice of intent to sue or other communication alleging environmental harm or violation of Environmental Law has been issued to Seller by any other Person within the last five (5) years related to the Real Property, Purchased Assets or operation of the Site.

(e) To Seller’s Knowledge, within the last five (5) years, Seller has not violated, and Seller is presently in compliance with, all Environmental Laws applicable to the Real Property or the operation of the Site.

4.13 Permits.

(a) Section 4.13(a) of the Disclosure Schedule sets forth a true and complete list of all Permits (including Assumed Permits) relating to the Purchased Assets held by Seller, true and complete copies of which have been provided to Purchaser.

(b) Except as set forth on Section 4.13(b) of the Disclosure Schedule, Seller possesses or previously possessed all material Permits necessary to entitle Seller to own, operate and use the Purchased Assets in compliance with all applicable laws and regulations and to carry on and conduct the operation of the Site substantially as currently and/or previously conducted in compliance with all applicable laws and regulations.

(c) Seller has fulfilled and performed its obligations under each of the Permits, and, to Seller’s Knowledge, no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Permit, or which might adversely affect the rights of Seller under any such Permit, except in each case as would not reasonably be expected to have a Material Adverse Effect.

(d) Except as set forth on Section 4.13(d) of the Disclosure Schedule, no notice of violation, cancellation, default or any dispute concerning any Permit currently held by Seller, or of any event, condition or state of facts described in the preceding clause is known to exist by Seller within the last three (3) years. Each of the Permits is valid, existing and in full force and effect.

4.14 Employees; Labor Matters.

(a) Seller has no employees. A list of all current employees of Seller Parent working for or in connection with the operation of the Site (collectively, the “Employees”) and independent contractors of Seller or Seller Parent working for or in connection with the operation of the Site and their respective titles, compensation and designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act of 1938, as amended, will be provided to Purchaser prior to Closing and will be accurate and complete as of the date of the disclosure. Seller or Seller Parent has provided to Purchaser on or prior to the Closing the rate of all regular and special compensation and commissions payable to each such person in any and all capacities and any regular or special compensation or commissions that shall be payable to each such person in any and all capacities as of the Closing Date other than the then current accrual of regular payroll compensation, and such information is true, correct and complete.

(b) Seller is not a party to any labor or collective bargaining agreement. To the Knowledge of Seller, there are no Actions pending or threatened against Seller by any Person alleging they were or are a past or current employee of Seller. To the Knowledge of Seller, there are no unfair labor practice charges, arbitrations, grievances or complaints pending or threatened in writing against Seller relating to the alleged employment or termination of employment of any individual by Seller, except for such unfair labor practice charges, arbitrations, grievances or complaints that would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of Seller, there are no complaints, charges, administrative proceedings or claims against Seller pending or threatened in writing to be brought or filed with any Governmental Body based on or arising out of the alleged employment by Seller Parent of any Employee. Seller has not incurred any liability or obligation under the WARN Act or similar state Laws, which remains unpaid or unsatisfied.

4.15 Absence of Certain Changes. Except as otherwise contemplated by this Agreement, from September 30, 2020 to the Agreement Date, there has not been a Material Adverse Effect and Seller has not:

(a) sold, transferred, licensed, leased, subleased, assigned, abandoned or otherwise disposed of any of the Fixed Assets;

(b) terminated, modified or amended any Assigned Contract or taken any action which violates, conflicts with or resulted in a breach of any provision of, or constitutes a default under, or give rise to the right of any counterparty to accelerate the obligations under or modify the terms of, any Assigned Contract;

(c) purchased or otherwise acquired any properties or assets (tangible or intangible) or sold, leased, transferred or otherwise disposed of any Purchased Assets, except for disposal of personal property in the Ordinary Course of Business;

(d) permitted, allowed or suffered any of the Purchased Assets to be subjected to any Encumbrance (other than Permitted Encumbrances);

(e) waived or released any claim or rights included in or related to the Purchased Assets or the Site or revalued any of the Purchased Assets;

(f) entered into any contractual relationship with any third party related to the Purchased Assets or the Site;

(g) made any commitments for capital expenditures;

(h) introduced any material change with respect to the Ordinary Course of Business of the Site;

(i) suffered any damage or destruction to or loss of any assets or properties relating to the Purchased Assets or the Site;

(j) changed in any way Seller’s accounting methods, principles or practices other than required by changes in GAAP;

(k) incurred any Indebtedness or paid, discharged or satisfied any claims, liabilities or obligations, other than the payment, discharge or satisfaction in the Ordinary Course of Business of Liabilities incurred in the Ordinary Course of Business;

(l) requested any modification or termination of an Assumed Permit, or allowed any Assumed Permit held by Seller to terminate, expire or lapse relating to the Purchased Assets or the Site; or

(m) agreed or committed to do any of the foregoing.

4.16 Insurance. Section 4.16 of the Disclosure Schedule sets forth a list of all policies of insurance and bonds of any type presently in force with respect to the Purchased Assets (including any title insurance policies relating to the Real Property) and the operation of the Site. Such policies and bonds provide such coverage in such amounts and against such loss and risks as would be maintained by comparable businesses exercising prudent business practices, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid and no written notice of cancellation or termination or non-renewal has been received by Seller with respect to any such policy. The insurance policies to which Seller is a party are sufficient for compliance with all material requirements of applicable law and will be maintained by Seller through Closing.

4.17 Taxes.

(a) All Tax Returns required to be filed with any taxing authority by Seller on or before the Closing Date with respect to the Purchased Assets (A) have been timely and properly filed and (B) are true, correct and complete, in all material respects.  All Taxes (whether or not shown as due and payable on any such tax return) with respect to the Purchased Assets have been timely paid or withheld and will be remitted to the appropriate taxing authority on or before the due date thereof.

(b) No deficiencies for Taxes or other assessments relating to Taxes have been claimed, threatened, proposed or assessed with respect to the Purchased Assets.  There is no audit by a taxing authority or Tax Proceeding now pending or threatened in respect of any tax levied against Seller relating to the Purchased Assets.

4.18 Balance Sheet. Copies of Seller’s (a) balance sheets as of December 31, 2019 and (b) balance sheets as of September 30, 2020 (collectively, the “Financial Statements”) have been made available to Purchaser. The Financial Statements have been prepared from the books and records of Seller and have been prepared in accordance with GAAP on a consistent basis throughout the periods covered thereby. The Financial Statements fairly present the financial condition of the operation of the Site as of the respective dates thereof.

4.19 Seller Documents. The Documents of Seller are in all material respects true, complete and accurate and have been maintained in accordance with reasonable standard business practices on a basis consistent with prior years, and state in reasonable detail and accurately reflect the matters covered by such records.

4.20 No Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Ancillary Document based upon arrangements made by or on behalf of Seller or any of its Affiliates.

4.21 No Other Representations or Warranties. EXCEPT AS AND TO THE EXTENT SET FORTH IN THIS ARTICLE IV AND IN THE DEED(S), (A) PURCHASER ACKNOWLEDGES AND AGREES THAT THE PURCHASED ASSETS ARE BEING SOLD BY SELLER ON AN “AS IS, WHERE IS” BASIS, AND (B) NONE OF SELLER, SELLER PARENT OR ANY OF THEIR AFFILIATES, MEMBERS, OFFICERS, MANAGERS, EMPLOYEES, DIRECTORS OR AGENTS MAKE OR HAVE MADE ANY OTHER REPRESENTATION, WARRANTY OR STATEMENTS OF ANY KIND, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SELLER OR SELLER PARENT, THE PURCHASED ASSETS, THE SITE, THE REAL PROPERTY, THE BUSINESS, THE ASSIGNED CONTRACTS OR THE ASSUMED LIABILITIES, THEIR FINANCIAL CONDITION, RESULTS OF OPERATIONS, FUTURE OPERATING OR FINANCIAL RESULTS, ESTIMATES, PROJECTIONS, FORECASTS, PLANS OR PROSPECTS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS, FORECASTS, PLANS OR PROSPECTS) OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING SELLER, SELLER PARENT, THE PURCHASED ASSETS, THE SITE, THE REAL PROPERTY, THE BUSINESS, THE ASSIGNED CONTRACTS OR THE ASSUMED LIABILITIES, AND SELLER AND SELLER PARENT EXPRESSLY DISCLAIM ANY SUCH REPRESENTATION, WARRANTY OR STATEMENTS OF ANY KIND (OR ERRORS THEREIN OR OMISSIONS THEREFROM). NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT AS SET FORTH IN THIS ARTICLE IV AND THE DEED(S), NONE OF SELLER, SELLER PARENT OR ANY OF THEIR AFFILIATES, MEMBERS, OFFICERS, MANAGERS, EMPLOYEES, DIRECTORS OR AGENTS MAKE OR HAVE MADE ANY OTHER REPRESENTATION, WARRANTY OR STATEMENTS OF ANY KIND, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE EXCLUDED LIABILITIES INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

Article V.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows as of the date hereof and as of the Closing Date:

5.1 Organization and Qualification. Purchaser is a limited liability company duly qualified, validly existing and in good standing under the laws of the State of Delaware. Purchaser has all requisite power and authority to purchase the Purchased Assets.

5.2 Authority. Purchaser has all necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or similar action on the part of Purchaser. Purchaser has duly executed and delivered this Agreement, and assuming due authorization, execution and delivery by Seller, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and to general principles of equity.

5.3 No Inconsistent Obligations. Neither the execution and delivery of this Agreement or any other documents contemplated hereby, nor the consummation of the transactions contemplated herein, will, to Purchaser’s actual knowledge, result in a violation or breach of, or constitute a default under, (a) the certificate of formation, the operating agreement, or other organizational instruments of Purchaser, (b) any applicable ruling or order of any Governmental Body, (c) any term or provision of any contract or agreement, (d) any writ, order, judgment, decree, law, rule, regulation or ordinance, or (e) any other commitment or restriction to which Purchaser is a party, nor will such actions result in the creation of a lien or Encumbrance except for Permitted Encumbrances.

5.4 Sufficiency of Funds. Purchaser has, and on the Closing Date will have, sufficient funds available to it to pay the Closing Cash Payment to Seller at the Closing.

5.5 No Litigation. To Purchaser’s actual knowledge, there are no material pending suits, asserted claims, hearings, or proceedings instituted against Purchaser challenging the legality of the transactions contemplated in this Agreement.

5.6 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any of the other Ancillary Documents based upon arrangements made by or on behalf of Purchaser.

5.7 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the operation of the Site, the Purchased Assets and the Assumed Liabilities. Purchaser acknowledges and agrees that (a) in making its decision to enter into this Agreement, Purchaser has relied solely upon its own investigation, review and analysis and not on any factual representations or opinions of Seller or its representatives, except the representations and warranties of Seller expressly set forth in Article IV; and (b) none of Seller or any of its Affiliates, members, officers, employees or representatives make or have made any other representation, warranty or statement of any kind, express or implied, at law or in equity, in respect of Seller, the Purchased Assets, the Assumed Liabilities, the Site or the Business, their financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects). Notwithstanding anything to the contrary contained in this Agreement, none of Seller or any of its Affiliates, members, officers, employees or representatives make or have made any other representation, warranty or statements of any kind, express or implied, at law or in equity, in respect of the Excluded Assets or Excluded Liabilities.

5.8 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither Purchaser nor any of its representatives has made or makes any other representation or warranty, whether express or implied, written or oral, on behalf of Purchaser. Purchaser hereby disclaims any such other representations or warranties, whether made by Purchaser or any of its Affiliates or any of its or their respective members, officers, employees or representatives.

Article VI.
COVENANTS AND AGREEMENTS

6.1 Conduct of Business.

(a) From the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, except (i) as required by applicable Law, (ii) as contemplated by or required to implement this Agreement, the Disclosure Schedule or any Ancillary Agreement or (iii) as otherwise waived or consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall:

(i) use commercially reasonable efforts to carry on the Business in the Ordinary Course of Business; provided, however, that no action by Seller with respect to matters addressed by any other provision of Section 6.1(b) shall be deemed a breach of this Section 6.1(a) unless such action would constitute a breach of such other provision;

(ii) use commercially reasonable efforts to (A) maintain the current state of the Purchased Assets (normal wear and tear excepted) and (B) comply with all Laws applicable to the operation of the Site and the Purchased Assets;

(iii) except as may be agreed between Purchaser and Seller, maintain and preserve all Assumed Permits set forth on Section 4.13(a) of the Disclosure Schedule, and Seller agrees to cooperate with Purchaser to obtain or transfer to Purchaser all requisite Permits;

(iv) preserve in full force and effect all Assigned Contracts; and

(v) obtain or keep, or cause to be kept, in full force and effect all insurance policies set forth on Section 4.16 of the Disclosure Schedule.

(b) From the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, except (i) as required by applicable Law, (ii) as contemplated by or required to implement this Agreement, the Disclosure Schedule or any Ancillary Agreement or (iii) as otherwise waived or consented to by Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not do any of the following with respect to the Business:

(i) permit, allow or suffer any of the Purchased Assets to be subjected to any Encumbrance, other than Permitted Encumbrances; or

(ii) make any sale, assignment, transfer or other conveyance of any of the Purchased Assets.

6.2 Due Diligence. From the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, Purchaser shall have the right to undertake a review of such diligence, test or studies with respect to the Purchased Assets and the operation of the Site (collectively, the “Due Diligence”) that Purchaser deems necessary, during normal business hours, on advance notice to Seller’s General Counsel, including the following:

(a) Seller shall give Purchaser access to the Purchased Assets to inspect them to whatever extent Purchaser believes is necessary or helpful, including but not limited to the inspection of all Fixed Assets to ensure mechanical fitness and useful operating condition;

(b) to review all existing surveys and deeds or to conduct such additional surveys as Purchaser may desire; and

(c) to review all Permits and licenses, and consult with permitting authorities as necessary for Purchaser to engage in the operation of the Site and own and operate the Purchased Assets post-Closing, as applicable; provided, however, that the Due Diligence activities of Purchaser pursuant to this Section 6.2(c) shall be completed within thirty (30) days after the Agreement Date (the “Due Diligence Period”).

6.3 Assignability of Certain Contracts; Assumed Permits.

(a) Purchaser and Seller shall use their commercially reasonable efforts to obtain, prior to the Closing, any consents of third parties and any authorizations or permits from any Governmental Body required in connection with the consummation of the transactions contemplated herein. Notwithstanding the foregoing, to the extent that the assignment to Purchaser of any Assigned Contract pursuant to this Agreement is not permitted without the consent of a third party or Governmental Body, then this Agreement will not be deemed to constitute an assignment of or an undertaking or attempt to assign such Assigned Contract or any right or interest therein unless and until such consent is obtained; provided, however, that the Parties will use their commercially reasonable efforts, before the Closing, to obtain all such consents; provided, further, that if any such consents are not obtained prior to the Closing Date, then Seller shall provide and extend the full benefit of such Assigned Contract to Purchaser to the extent permitted therein and by applicable Law and shall cooperate with Purchaser in any commercially reasonable and lawful arrangement mutually agreed to between Purchaser and Seller to give Purchaser the full benefit of such Assigned Contract accruing on or after the Closing in a way that is permissible under the terms thereunder and that does not violate applicable Law, provided, however, that Purchaser and Seller shall continue to use their commercially reasonable efforts to obtain any such required consent as promptly as practicable. Seller shall pay all costs reasonably necessary to effectuate the assignment of all Assigned Contracts. Notwithstanding the foregoing, it is understood that in no event shall Seller be required to commence, defend, join or participate in any litigation, expend money in connection thereto, incur any obligation in favor of, or offer or grant any accommodation (financial or otherwise) to any third party in connection with the performance of its obligations pursuant to this Section 6.3(a).

(b) Purchaser and Seller (and Seller Parent, as applicable) shall use commercially reasonable efforts to cooperate with one another with respect to the transfer or reissuance of the Assumed Permits, including executing any necessary forms as required.

6.4 Title Approval.

(a) Within twenty (20) days after the execution of this Agreement, Seller will furnish to Purchaser for its review a commitment to issue an ALTA owner’s title insurance policy in favor of Purchaser showing merchantable title of the Real Property in Seller, free and clear of all Encumbrances other than Permitted Encumbrances. For any Real Property for which a survey is not available, Purchaser may cause a survey to be conducted.

(b) If the surveys or title examination show that good, marketable and merchantable title to the Real Property cannot be conveyed to Purchaser or shows Encumbrances, then within ten (10) days after the receipt of the title commitment, Purchaser shall notify Seller in writing of any matters that it objects to, and Seller shall, at its sole cost and expense, make a good faith effort to eliminate such unacceptable matters to the reasonable satisfaction of Purchaser. In the event Seller is unable to satisfy any such objections within thirty (30) days after receipt of the notice of the objection, Purchaser may, at its own option, (i) accept title subject to the objections, or (ii) terminate this Agreement. If Purchaser proceeds with the Closing, any objection to the surveys or title examination that is not previously waived or satisfied prior to the Closing Date shall be deemed to be waived as of the Closing Date.

6.5 Employment Matters.(a) As of immediately after the Closing, Purchaser may, in its sole discretion, offer employment to certain Employees of Seller Parent (collectively, the “Transferred Employees”), subject to the satisfaction of Purchaser’s customary pre-employment/post-offer procedures and qualifications, including any applicable drug screening, background checks and employment authorization verification. Purchaser shall not be responsible for any salary or wage, severance obligation, employee benefit or health insurance claims, accident or worker’s compensation injuries, claims or expenses accruing, paid or relating to the period prior to the date any of such Transferred Employees may become employees of Purchaser, all of which shall continue to be owing by Seller Parent. Without limiting the generality of the foregoing sentence, Seller Parent shall (i) provide all notices required under applicable law to the Transferred Employees with respect to the transactions contemplated herein; and (ii) be and remain responsible for any required compliance with respect to the Transferred Employees under the WARN Act (including the giving of any notice required thereunder), any state or local laws regarding plant closing, layoffs or similar matters relating to periods prior to the Closing Date, and any notices or compliance required under COBRA or similar state or local laws. The Parties agree that the liability for benefits accrued and claims incurred under any of the Benefit Plans shall remain the responsibility of the Benefit Plans and Seller Parent. The Parties agree that Purchaser shall have no Liability under any of the Benefit Plans, including, without limitation, benefits accrued or claims incurred under such plans or with respect to the administration of the Benefit Plans. Seller Parent shall solely be responsible for the provision of COBRA continuation coverage under Section 4980B of the Code or other applicable law to all Employees who are not Transferred Employees, former Employees or their beneficiaries entitled to such continuation coverage under any Benefit Plan related to the operation of the Site.

6.6 Notification of Certain Matters. Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (i) any notice or other communication from any Person alleging that the consent of such Person which is or may be required in connection with the transactions contemplated by this Agreement or the Ancillary Documents is not likely to be obtained prior to Closing, (ii) any written objection or proceeding that challenges the transactions contemplated herein, and (iii) the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Seller or Purchaser or by any of their respective Affiliates (as the case may be), from any third party and/or any Governmental Body with respect to the transactions contemplated by this Agreement. Furthermore, Seller shall have the continuing obligation until the Closing to disclose promptly to Purchaser any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be disclosed herein.

6.7 Confidentiality. The Parties hereby acknowledge and agree that the terms and conditions of the Confidentiality Agreement, as has been and may be amended in writing by the Parties, are incorporated by reference herein. The Parties further acknowledge and agree that the existence of this Agreement, and the terms and conditions set forth herein, shall be deemed “Confidential Information” as that term is defined in the Confidentiality Agreement. Accordingly, except as may be required by Law, applicable rules of the SEC or any stock exchange on which any Party lists securities, court Order or as otherwise agreed in writing, no Party shall, without the prior written consent of the other Parties, release, publish or otherwise distribute (and shall not authorize or permit any other person or entity to release, publish or otherwise distribute) any information concerning this Agreement or the transaction contemplated herein to any person or entity other than the Parties’ respective legal and financial advisors, each of whom shall agree to hold such information strictly confidential as if such persons were bound by the provisions of this Section 6.7.

6.8 Seller Documents. On the Closing Date, Seller shall deliver or cause to be delivered to Purchaser copies of the Documents in its possession. Purchaser and Seller agree that Seller may maintain copies of any Documents that are included in the Purchased Assets and that are delivered to Purchaser hereunder and Seller may prepare a comprehensive index and file plan of such Documents.

6.9 Publicity. No Party shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Parties hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of any Party, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which any Party lists securities.

6.10 Material Adverse Effect. Purchaser and Seller shall promptly inform the other Party in writing of the occurrence of any event that has had, or is reasonably expected to have, a Material Adverse Effect.

6.11 Casualty Loss. Notwithstanding any provision of this Agreement to the contrary, if, before the Closing, all or any portion of the Purchased Assets is (a) condemned or taken by eminent domain, or (b) is damaged or destroyed by fire, flood or other casualty, Seller shall notify Purchaser promptly in writing of such fact, (i) in the case of condemnation or taking, Seller shall assign or pay, as the case may be, any proceeds thereof to Purchaser at the Closing, and (ii) in the case of fire, flood or other casualty, Seller shall assign the insurance rights and proceeds therefrom to Purchaser at Closing, provided, however that any proceeds in excess of the amounts allocated to such affected Purchased Assets in Section 8.2 herein will be property of and paid to the Seller; provided further, that in either case (i) or (ii), any proceeds in excess of the Purchase Price will be property of and paid to the Seller. Notwithstanding the foregoing, the provisions of this Section 6.11 shall not in any way modify Purchaser’s other rights under this Agreement, including any applicable right to terminate the Agreement pursuant to Section 3.7 as a result of any condemnation, taking, damage or other destruction.

6.12 Litigation Support. In the event that and for so long as Seller or any of its Affiliates is prosecuting, contesting or defending any Action by a third party in connection with (a) the transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Site, Purchased Assets, Assumed Liabilities, Excluded Assets or Excluded Liabilities, Purchaser shall, and shall cause its Affiliates (and its and their officers and employees) to, reasonably cooperate with Seller and its counsel in such prosecution, contest or defenses, including making available its personnel, and providing such testimony and access to its books and records, subject to confidentiality restrictions, as shall be reasonably necessary in connection with such prosecution, contest or defense.

6.13 Payments. Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks exclusively related to the Business that have been sent to Seller or any of its Affiliates on or after the Closing Date by customers, suppliers or other contracting parties of the Business to the extent that they are in respect of any Purchased Assets or Assumed Liabilities hereunder. Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser (including the Business) on or after the Closing Date to the extent that they are not due to the Business or are in respect of an Excluded Asset or Excluded Liability hereunder.

6.14 Misallocated Assets. In the event that the Parties determine that certain assets, rights or properties which properly constitute Purchased Assets were not transferred to Purchaser at Closing, subject to Section 6.3, Seller shall promptly take all steps reasonably necessary to transfer and deliver any and all of such assets (and any Liability related to such assets that arose on or after the Closing Date) to Purchaser without the payment by Purchaser of any further consideration therefor. In the event that the Parties determine that certain Excluded Assets were transferred to Purchaser at Closing, then Purchaser shall promptly take all steps reasonably necessary to transfer and deliver any and all of such Excluded Assets (and any related Liability) to Seller without the payment by Seller of any further consideration therefor.

6.15 Documents. Purchaser and Seller agree that Seller may maintain copies of any Documents that are included in the Purchased Assets and that are delivered to Purchaser hereunder and Seller may prepare a comprehensive index and file plan of such Documents.

6.16 Names Following Closing. Neither Purchaser nor any of its Affiliates shall use, or have the right to use the “Pacific Ethanol,” “Kinergy,” “Pacific Ethanol Madera,” “Illinois Corn Processing,” “ICP,” “Driven by Demand” or “Pacific Ag” names or marks, the corn kernel and sun logo, or any other name or mark owned or controlled by Seller or any of its Affiliates, or any name or mark that is similar to, derived from or embodies any of the foregoing.

6.17 Insurance. From and after the Closing, the Business, the Transferred Employees, the Purchased Assets, the Assumed Liabilities, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including the Business) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Transferred Employees, the Purchased Assets, the Assumed Liabilities. Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 6.17. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Transferred Employees (as applicable), the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof. Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Business, the Transferred Employees, the Purchased Assets, the Assumed Liabilities, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured.

6.18 Termination of Intercompany Arrangements. Immediately prior to the Closing, except for the Ancillary Agreements and any cooperation reasonably necessary to effectuate the transfer of Assigned Contracts and/or the transfer or reissuance of Permits as provided in Section 6.3, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between Seller and its Affiliates, on the one hand, and the Business, on the other hand, shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations therefor or thereunder.

6.19 No Solicitation of Other Bids; Exclusivity. From the date hereof and continuing until the earlier of the termination of this Agreement or the Closing Date, neither Seller nor any of its members, officers, agents or other representatives, will discuss, negotiate or deal with any other corporation, firm, or other Person, or entertain, solicit, accept or consider any inquiries, offers or proposals relating to the possible sale of any of the Purchased Assets, or furnish any non-public information to any party other than Purchaser relating to Seller, the Purchased Assets or the operation of the Site, except in the Ordinary Course of Business.

6.20 Seller Parent Letter of Credit. At the Closing, Seller shall, at its cost, deliver to Purchaser the Seller Parent Letter of Credit. Seller shall cause the Seller Parent Letter of Credit to remain in full force and effect in accordance with its terms and with this Section 6.20. The Seller Parent Letter of Credit shall expire, and Purchaser shall cooperate to implement such expiry, upon the date that is fifteen (15) months and twenty (20) days after the Closing Date (the “Expiry Date”), at which such time Purchaser shall return the Seller Parent Letter of Credit to Seller; provided, however, (A) if there are no pending Claims pursuant to Section 9.3 (each, a “Pending Claim”) that remain outstanding as of the date that is fifteen (15) months after the Closing Date (the “Survival Expiration Date”), then Purchaser shall cooperate to implement expiry of the Seller Parent Letter of Credit as soon as practicable after such Survival Expiration Date; and (B) if any Pending Claims remain outstanding on the Survival Expiration Date, the Seller Parent Letter of Credit shall be renewed or replaced with a letter of credit in an amount equal to the aggregate amount of the remaining Seller Parent Letter of Credit existing on the Survival Expiration Date from an Acceptable Bank (the “Replacement Letter of Credit”), until all such Pending Claims have been satisfied or otherwise resolved. Such Replacement Letter of Credit shall be delivered to Purchaser by the date that is ten (10) days prior to the Expiry Date. In the event such Replacement Letter of Credit is not delivered to Purchaser by such date, then Purchaser shall have the right to draw on the Seller Parent Letter of Credit pursuant to the terms thereof the amount of the Pending Claims, in which case Purchaser shall retain such drawn funds until the Pending Claims are resolved pursuant to the terms hereof.

6.21 CARB Compliance. Within five (5) Business Days of Purchaser’s notice to Seller of the establishment of Purchaser’s Compliance Instrument Tracking System Services (“CITSS”) account, Seller shall purchase, transfer, and supply to Purchaser all Environmental Attributes sufficient for Purchaser, on behalf of Seller, or the Site to meet Seller’s reporting, verification, allowance, and all other compliance requirements under CARB’s regulations and requirements associated with the California Cap-and-Trade Program and the California Regulation for the Mandatory Reporting of Greenhouse Gas Emissions related to the period of time Seller owned the Site, free and clear of all Encumbrances (the “CARB Attributes”) (such reporting, verification, allowance, and compliance requirements, the “CARB Compliance Requirements”); provided, however, that Seller shall make best efforts prior to Closing to complete all CARB Compliance Requirements so as to eliminate or minimize Purchaser’s obligations under this Section 6.21, including, but not limited to, correcting reporting errors and purchasing Environmental Attributes to sufficiently fund Seller’s CITSS account. At the Closing, Seller shall identify the type and number of CARB Attributes to be transferred from a compliance account under Seller’s CITSS account to Purchaser’s CITSS account (to be established after Closing), accounting for any remaining balance(s) of annual compliance obligations from previous years, any remaining balance(s) of previous compliance periods and any over-allocation assessed by the responsible reporting agency. If Purchaser, on behalf of Seller, or the Site owes Environmental Attributes in excess of the Environmental Attributes Seller submitted or surrendered to CARB or transferred to Purchaser for the years related to the period of time Seller owned the Site, Seller shall purchase, transfer and supply to Purchaser within ten (10) days of Purchaser’s notice to Seller additional Environmental Attributes to satisfy the CARB Compliance Requirements. If Seller transfers to Purchaser Environmental Attributes in excess of the amount Purchaser, on behalf of Seller, or the Site needs to meet Seller’s CARB Compliance Requirements, Purchaser shall transfer back to Seller’s CITSS account such excess Environmental Attributes promptly after Purchaser determines the amount of such excess Environmental Attributes. Within ten (10) Business Days following the Closing and at any other time as requested by CARB or Purchaser, Seller shall provide to Purchaser accurate and complete information, including all identification numbers, accounts and Documents necessary to satisfy the CARB Compliance Requirements related to the period of time Seller owned the Site. Seller shall bear all costs, fees, and expenses incurred by Purchaser in connection with the CARB Compliance Requirements related to the period of time Seller owned the Site, including, but not limited to, reasonable consultant fees incurred to assist with satisfying the CARB Compliance Requirements; provided, however, that Seller shall not bear any costs, fees, or expenses with respect to any CARB Compliance Requirements that arise as a result of any action or inaction on the part of Purchaser that results in any unreasonable increase in such costs, fees or expenses. In accordance with Section 9.3(b) of this Agreement, Seller shall defend and indemnify Purchaser for any Losses, including, but not limited to, penalties and enforcement by CARB related to or arising from the CARB Compliance Requirements.

6.22 Equipment Removal. Within sixty (60) days after the Closing (or such later period as mutually agreed in writing by Seller and Purchaser), Seller will, and will cause its Affiliates and/or third party contractors to remove the Whitefox Technologies Limited equipment located on the Site, including the structure which consists of two prefabricated process assemblies and a dedicated power distribution building (the “Equipment Removal”). Seller shall minimize any disruption to Purchaser or the operation of the Site at all times until completion of the Equipment Removal. Seller shall be responsible for procuring and supervising all labor, including any third party contractors, required in connection with the Equipment Removal. Seller shall bear all costs incurred in connection with the Equipment Removal. If Seller does not complete the Equipment Removal within sixty (60) days of Closing (or such later period as mutually agreed in writing by Seller and Purchaser), Purchaser may complete the Equipment Removal at its sole cost and Seller shall reimburse Purchaser for any such costs incurred in connection with Purchaser’s completion of the Equipment Removal. In connection with its obligations under this Section 6.22, Seller shall require all personnel engaged by Seller to perform the Equipment Removal to comply with all applicable Laws and any applicable rules and protocols reasonably prescribed by Purchaser for the Site, as in effect from time to time. Seller understands and agrees that Purchaser has the right to deny access to the Site to any such personnel that Purchaser reasonably believes are not in compliance with the foregoing or present a hazard or a material disruption to the Site. Seller shall, and shall cause its contractors to, execute and deliver such agreements or acknowledgments in favor of Purchaser with respect to the access granted to Seller or its personnel in connection with the performance of the Equipment Removal, as may be reasonably requested by Purchaser from time to time. Seller shall, and shall cause it contractors performing the Equipment Removal to, carry and maintain insurance with coverages and amounts reasonably required by Purchaser from time to time.

6.23 Materials Removal. Prior to the Closing, Seller will (i) inspect, sweep clean, remove and properly dispose or reuse all materials contained within the following above ground storage tanks located on the Site: sulfuric acid tank (TK-7702), caustic tank (TK-7701), urea tank (TK-7704) and the corn oil tanks and (ii) drain and properly dispose of all materials within all connecting lines and pipes to the above ground storage tanks referenced immediately above, each in compliance with all Environmental Laws and in accordance with prudent industry practice (collectively, the “Materials Removal”); provided, however, that in the event that the removal of the materials contained in the urea tank (TK-7704) and within any related connecting lines and pipes (collectively, the “Urea Tank Materials Removal”) is not completed prior to the Closing, Seller and Purchaser agree that the Urea Tank Materials Removal shall be completed on or prior to June 15, 2021. To the extent the Urea Tank Materials Removal is not completed prior to the Closing, Seller shall minimize any disruption to Purchaser or the operation of the Site at all times until completion of such Urea Tank Materials Removal. Seller shall be responsible for procuring and supervising all labor, including any third-party contractors, required in connection with the Materials Removal. Seller shall bear all costs incurred in connection with the Materials Removal. If Seller does not complete the Urea Tank Materials Removal by June 15, 2021 (or such later period as mutually agreed in writing by Seller and Purchaser), Purchaser may complete the Urea Tank Materials Removal at its sole cost and Seller shall reimburse Purchaser for any such costs incurred in connection with Purchaser’s completion of the Urea Tank Materials Removal. In connection with its obligations under this Section 6.23, Seller shall require all personnel, contractors, transporters, and other representatives engaged by Seller to perform the Materials Removal to comply with all applicable Laws, including Environmental Laws, and any applicable rules and protocols reasonably prescribed by Purchaser for the Site, as in effect from time to time. Seller understands and agrees that in connection with the performance of the Urea Tank Materials Removal Purchaser has the right to deny access to the Site to any such personnel that Purchaser reasonably believes are not in compliance with the foregoing or present a hazard or a material disruption to the Site. Seller shall, and shall cause its contractors to, execute and deliver such agreements or acknowledgments in favor of Purchaser with respect to the access granted to Seller or its personnel, contractors, transporters, and other representatives in connection with the performance of the Urea Tank Materials Removal, as may be reasonably requested by Purchaser from time to time. Seller shall, and shall cause it contractors performing the Urea Tank Materials Removal to, carry and maintain insurance with coverages and amounts reasonably required by Purchaser from time to time. Seller further acknowledges that other above-ground storage tanks on the Site, including the connecting lines and pipes, shall be emptied and contain no liquid material prior to the Closing Date. Such above-ground storage tanks shall include, but not be limited to, the following: TK-6101, TK-6102, TK-6104A, TK-6104B, TK-6105 and TK-6106.

6.24 Further Assurances. From time to time, as and when requested by any Party hereto, the other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other Party may reasonably deem necessary or desirable to consummate the transactions contemplated by, or give effect to the agreements set forth in, this Agreement or any of the Ancillary Documents.

Article VII.
CONDITIONS TO CLOSING

7.1 Conditions Precedent to the Obligations of Purchaser and Seller. The respective obligations of each Party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the requirement (or to the extent permitted by Law, written waiver by each of Seller and Purchaser) on or prior to the Closing Date, that there shall not be in effect any order, writ, injunction, judgment or decree entered by a Governmental Body of competent jurisdiction, or any Law preventing, enjoining, restraining, making illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

7.2 Conditions Precedent to the Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions, any of which may be waived in writing by Seller in its sole discretion:

(a)   the representations and warranties made by Purchaser in this Agreement or in any Ancillary Document shall be true and correct in all material respects, in each case as of the Agreement Date and as of the Closing Date, with the same force and effect as though all such representations and warranties had been made as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be so true and correct only as of such other specified date);

(b)   Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date; and

(c)   Purchaser shall have delivered, or caused to be delivered, to Seller all of the deliverables set forth in Section 3.6.

7.3 Conditions Precedent to the Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions, any of which may be waived in writing by Purchaser in its sole discretion:

(a)   the representations and warranties made by Seller in this Agreement or in any Ancillary Document shall be true and correct in all material respects, in each case as of the Agreement Date and as of the Closing Date, with the same force and effect as though all such representations and warranties had been made as of the Closing Date (other than representations and warranties that by their terms address matters only as of another specified date, which shall be so true and correct only as of such other specified date);

(b)   Seller shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c)   the Title Company shall have issued to Purchaser an ALTA owner’s title insurance policy respecting the Real Property in the amount of $19,000,000 (the “Title Policy”), insuring Purchaser that Seller is the owner of good and marketable title to the Real Property free and clear of all Encumbrances, other than Permitted Encumbrances, with all general exceptions other than survey exceptions (unless Purchaser has obtained and delivered a survey) deleted and including such endorsements as Purchaser shall reasonably request;

(d)   Seller shall have received the waivers, consents and approvals specified on Section 4.4 of the Disclosure Schedule, and no such waiver, consent or approval shall have been revoked;

(e)   Seller shall have terminated authorization or Permits issued by the Alcohol and Tobacco Tax and Trade Bureau related to the storage and sale of ethanol, including but not limited to Permit Number AFP-CA-15046 and any distilled spirits permit or permit application;

(f)   Seller shall have terminated, closed or taken other action with respect to the Permits listed on Section 4.13(a) of the Disclosure Schedule;

(g)   Seller shall have returned the cooling tower pump, currently being stored at Seller’s Boardman facility, to the Site;

(h)   Purchaser shall have completed its Due Diligence within the Due Diligence Period, with the results of such Due Diligence satisfactory to Purchaser;

(i) Purchaser (or any representatives thereof) shall have had the opportunity to conduct a Site visit together with Seller no later than two (2) Business Days prior to the Closing Date and Purchaser shall be satisfied that the Purchased Assets remaining on the Site and subject to this Agreement are substantially the same as to what was located on the Site or Real Property as of September 30, 2020; and

(j) Seller shall have delivered, or caused to be delivered, to Purchaser, all of the items set forth in Section 3.5.

Article VIII.
TAXES

8.1 Certain Taxes.

(a)   Any sales Taxes and any use, purchase, transfer, franchise, deed, fixed asset, stamp, documentary stamp or other Taxes and recording charges, which may be payable by reason of the sale of the Purchased Assets or the assumption of the Assumed Liabilities under this Agreement or the transactions contemplated hereby, shall be borne and timely paid one-half (1/2) by Purchaser and one-half (1/2) by Seller. Seller shall, at its own expense, timely file any Tax Return or other document required to be filed with respect to such Taxes, and Purchaser shall join in the execution of any such Tax Return if required by Law.

(b)   In the case of any taxable period that begins before, and ends after, the Closing Date (a “Straddle Period”), any real property, general and special city and/or county (including Madera County California real property Taxes), personal property, ad valorem and similar Taxes allocable to the portion of such Straddle Period ending with the end of the day on the Closing Date shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period. At Closing, such taxes shall be prorated based upon 100% of the amount of such taxes for the 2020-2021 tax year, which proration shall be a final settlement between Purchaser and Seller. Any such prorated amount that is allocated to Seller shall reduce the Closing Cash Payment, and Purchaser shall be responsible for, and shall pay when due, all such Taxes for the portion of the Straddle Period prior to Closing.

8.2 Allocation of Purchase Price. Purchaser and Seller agree that the final Purchase Price and the Assumed Liabilities (plus other relevant items for income Tax purposes) shall be allocated (the “Asset Allocation”) among the Purchased Assets for all income Tax purposes in accordance with the methodology provided on the allocation schedule attached hereto as Schedule 8.2 (the “Allocation Schedule”). Purchaser and Seller acknowledge and agree that the Allocation Schedule has been prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Within thirty (30) days of the Closing Date, Seller shall provide to Purchaser the Asset Allocation, which shall be prepared consistent with the Allocation Schedule. Purchaser and Seller agree (A) to prepare and timely file all income Tax Returns, including, but not limited to IRS Form 8594 (and all supplements thereto) in a manner consistent with the Asset Allocation and (B) in the course of any examination, audit or other Action with respect to any income Tax Return or income Tax, take no position, and cause its Affiliates to take no position, inconsistent with the Asset Allocation for income Tax purposes, unless required by applicable Law; provided, however, that (i) Purchaser’s cost for the Purchased Assets may differ from the total amount allocated thereunder to reflect the inclusion in the total cost of items (for example, capitalized acquisition costs) not included in the total amount so allocated and (ii) the amount realized by Seller may differ from the total amount allocated thereunder to reflect transaction costs that reduce the amount realized for income Tax purposes. In the event of a dispute resulting from a claim that the Asset Allocation is inconsistent with the Allocation Schedule, Purchaser and Seller shall work in good faith to resolve any such disputed items. In the event that any Governmental Body disputes the allocation set forth in the Asset Allocation, the affected party shall promptly notify the other party of the nature of such dispute, and shall cooperate in good faith to preserve the effectiveness of the allocation, to the extent consistent with applicable Law and the final decisions of such Governmental Body. The Asset Allocation shall be updated to reflect any subsequent adjustments to the final Purchase Price (pursuant to this Agreement) in a manner consistent with the Allocation Schedule, and there shall be no other revisions to the Asset Allocation unless required by applicable Law.

8.3 Cooperation on Tax Matters. Purchaser and Seller agree to provide each other with such information and assistance as is reasonably necessary, including reasonable access to records, Tax Returns and personnel, for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with a Tax Proceeding or otherwise. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser.

8.4 FIRPTA Certificate. Seller shall deliver to Purchaser on the Closing Date a properly executed affidavit of non-foreign status, reasonably satisfactory to Purchaser, that complies with Section 1445 of the Code and Section 1.1445-2(b)(2) of the Treasury Regulations (the “FIRPTA Certificate”).

8.5 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by applicable Law.

Article IX.
INDEMNIFICATION

9.1 Survival.

(a)   The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of fifteen (15) months from the Closing Date and shall expire thereafter; provided, however, that (i) each of the Seller Fundamental Representations and Purchaser Fundamental Representations shall survive the Closing until expiration of the applicable statute of limitations and (ii) the representations and warranties contained in Section 4.12 (Environmental Matters) shall survive the Closing for a period of thirty (30) months from the Closing Date. Notwithstanding the foregoing, any representation or warranty that would otherwise expire in accordance with this Section 9.1 that is the subject of a Third-Party Claim Notice or a Direct Claim Notice that has been timely given after the Closing Date under Section 9.5(a) or Section 9.5(b), respectively, within the survival period specified in this Section 9.1 will survive until, but only for the purposes of, the related claim for indemnification set forth in such notice has been satisfied or otherwise resolved as provided in Section 9.5(a) or Section 9.5(b).

(b)   All covenants and agreements that by their terms are to be performed at or prior to Closing shall not survive the Closing; provided, however, that the covenants and agreements that contemplate actions to be taken or not taken or obligations in effect after the Closing shall survive in accordance with their terms.

(c)   Any claim or notice thereof under this Article IX required to be made on or prior to the expiration of the applicable survival period set forth in this Article IX and not made, or notice thereof not provided, on or prior to such expiration as described herein shall be irrevocably and unconditionally released and waived by the party seeking indemnification with respect thereto. It is the express intent of the Parties that, if the applicable period for an item as contemplated by this Article IX is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contrast the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby.

9.2 Indemnification by Purchaser. Subject to the other provisions of this Article IX, from and after the Closing, Purchaser shall indemnify the Seller Indemnified Parties for any and all Losses which any Seller Indemnified Parties may suffer or incur to the extent arising out of or related to:

(a)   any breach of or inaccuracy in any representation or warranty of the Purchaser contained in Article V of this Agreement;

(b)   any breach by Purchaser of, or failure by Purchaser to perform, any of its covenants or other agreements set forth in this Agreement; and

(c)   the Assumed Liabilities.

9.3 Indemnification by Seller and Seller Parent. Subject to the other provisions of this Article IX, from and after the Closing, Seller and Seller Parent shall, jointly and severally, indemnify the Purchaser Indemnified Parties for any and all Losses which any Purchaser Indemnified Parties may actually suffer or incur to the extent arising out of or related to:

(a)   any breach of or inaccuracy in any warranty or representation of Seller or Seller Parent contained in Article IV of this Agreement;

(b)   any breach by Seller or Seller Parent of, or failure by the Seller or Seller Parent to perform, any of their respective covenants or other agreements set forth in this Agreement; and

(c)   the Excluded Liabilities.

9.4 Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, the indemnity obligations of Seller under this Article IX shall be limited as follows:

(a)   no indemnity shall be payable by Seller or Seller Parent under Section 9.3(a) until and only to the extent that the aggregate amount of Losses exceeds $150,000; and

(b)   Seller and Seller Parent shall have no further indemnity obligations under Section 9.3(a) once the aggregate amount of Losses paid by Seller and/or Seller Parent equals $2,000,000; provided, however, that the limitation contained in this Section 9.4(b) shall not apply to any Seller Fundamental Representations.

9.5 Claims for Indemnification. All claims for indemnification by any Indemnified Party shall be asserted and resolved as set forth in this Section 9.5:

(a)   Third-Party Claims.

(i) In the event that any written claim or demand for which, in the reasonable determination of the Indemnified Party, an Indemnifying Party may be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (which, for purposes of this Article IX, shall mean any party that is not a Seller Indemnified Party or Purchaser Indemnified Party), such Indemnified Party shall promptly, but in no event later than thirty (30) days following such Indemnified Party’s receipt of such claim or demand (including a copy of any related written third party demand, claim or complaint) (a “Third Party-Claim”) deliver a written notification of the Third-Party Claim, describing in reasonable detail the nature of and basis for such Third-Party Claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Losses arising from such Third-Party Claim, and such other information as the Indemnifying Party may reasonably request (“Third-Party Claim Notice”). Notwithstanding the foregoing, the Indemnifying Party shall not be relieved of its obligations to indemnify the Indemnified Party with respect to such Third-Party Claim if the Indemnified Party fails to timely deliver the Third-Party Claim Notice except to the extent that such failure materially or adversely prejudices the rights of the Indemnifying Party.

(ii) Within thirty (30) days after receipt by the Indemnifying Party of a Third-Party Claim Notice, such Indemnifying Party may deliver to the Indemnified Party a written response (the “Response Notice”) in which such Indemnifying Party: (i) agrees that the Indemnified Party is entitled to the full amount of the Third-Party Claim as set forth in the Third-Party Claim Notice, (ii) agrees that the Indemnified Party is entitled to part, but not all, of the full amount of the Third-Party Claim as set forth in the Third-Party Claim Notice (such amount agreed to under (i) or (ii), the “Agreed Amount”), or (iii) indicates that the Indemnifying Party disputes the entire full amount of the Third-Party Claim as set forth in the Third-Party Claim Notice. Any part of the full amount of the Third-Party Claim as set forth in the Third-Party Claim Notice that is not agreed to pursuant to the Response Notice shall be the “Contested Amount.” If a Response Notice is not received within such thirty (30) day period, then the Indemnifying Party shall be conclusively deemed to have agreed that the Indemnified Party is entitled to the full amount of the Third-Party Claim as set forth in the Third-Party Claim Notice (and such amount shall be the Agreed Amount). If the Parties are unable to resolve the dispute relating to any Contested Amount within thirty (30) days after the delivery of the Response Notice, then the Parties shall be entitled to resort to any legal remedy available to such Parties, subject to the terms of this Agreement, to resolve such dispute including obtaining a final and non-appealable order of any court of competent jurisdiction directing the Indemnifying Party to pay the Indemnified Party all or a portion of the Contested Amount (the “Final Contested Amount”). The Indemnifying Party shall pay any Agreed Amount and/or any Final Contested Amount within five (5) Business Days after determination thereof, it being understood that the Indemnified Party shall be entitled to draw upon the Seller Parent Letter of Credit for any Agreed Amounts and/or Final Contested Amounts owed to the Indemnified Party by the Indemnifying Party in connection with any Indemnification Claims pursuant to Section 9.1 and this Section 9.5(a)(ii) within five (5) Business Days after determination of such Agreed Amount and/or Final Contested Amount.

(iii) If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate therein and, to the extent that the Indemnifying Party shall wish, to assume the defense thereof at the Indemnifying Party’s own expense; provided, however, that the Third-Party Claim involves only monetary damages and (i) does not seek an injunction or other equitable relief against the Indemnified Party, (ii) does not, in the good faith judgment of the Indemnified Party, based on the advice of counsel, involve a conflict of interest or (iii) the amount of monetary Losses sought in connection with such Third-Party Claim (when combined with all other outstanding claims for indemnification) is not reasonably likely to exceed the remaining amount the Indemnified Party would be entitled to recover from the Indemnifying Party pursuant to this Article IX as a result of the limitations set forth herein. After written notice from the Indemnifying Party to the Indemnified Party of such election to so assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that in the event the Indemnifying Party fails to actively and diligently conduct the defense of such Third-Party Claim, then in such event, upon twenty (20) days’ notice during which time such failure to so conduct the defense of such Third-Party Claim is not cured, the Indemnified Party may hire separate counsel, and reasonable fees and expenses of such counsel shall be borne by the Indemnifying Party. If the Indemnifying Party assumes the defense and control of a Third-Party Claim as provided in this Section 9.5(a)(ii), the Indemnified Party shall have the right to participate in the defense of any Third-Party Claim with its own counsel and at its own expense.

(iv) If the Indemnifying Party assumes the defense of any Third-Party Claim as provided herein, the Indemnified Party shall not settle such Third-Party Claim unless the Indemnifying Party consents in writing (which consent shall not be unreasonably withheld, conditions or delayed). If the Indemnifying Party assumes the defense of any Third-Party Claim as provided herein, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which may be withheld in the Indemnified Party’s sole discretion), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third-Party Claim unless such settlement, compromise or judgment (x) includes an unconditional release of the Indemnified Party and its Affiliates from all Liability on claims that are the subject matter of such Third-Party Claim and (y) does not impose equitable remedies or any obligation on the Indemnified Party or any of its Affiliates other than solely the payment of money damages for which the Indemnified Party will be indemnified in full hereunder. If the Indemnified Party is conducting the defense of any Third-Party Claim, the Indemnified Party shall not settle such Third-Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(v)   In the event that the Indemnifying Party does not elect to assume the defense of any Third-Party Claim, then (a) the Indemnified Party shall have the right to undertake the defense of such Third-Party Claim; and (b) any failure of the Indemnified Party to defend or to participate in the defense of any such Third-Party Claim shall not relieve the Indemnifying Party of its obligations hereunder or, notwithstanding any other provision of this Agreement, otherwise impose an obligation to defend the Indemnified Party hereunder.

(vi) Each Party shall cooperate in the defense of any Third-Party Claim, including by delivering copies of all written notices and documents received from the third party relating to such Third-Party Claim and by providing without expense (other than reimbursement of actual out-of-pocket expenses) such books and records, personnel and witnesses as may be reasonably requested in connection therewith (subject to confidentiality restrictions).

(b)   Direct Claims.

(i) In the event any Indemnified Party determines that it may have a claim under Section 9.2 or Section 9.3 against any Indemnifying Party that does not involve a Third-Party Claim (the “Direct Claim”), the Indemnified Party shall promptly deliver a written notification to the Indemnifying Party describing in reasonable detail the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Losses arising from such claim (the “Direct Claim Notice”). Notwithstanding the foregoing, the Indemnifying Party shall not be relieved of its obligations to indemnify the Indemnified Party with respect to a Direct Claim if the Indemnified Party fails to timely deliver the Direct Claim Notice except to the extent that such failure materially or adversely prejudices the rights of the Indemnifying Party.

(ii) Within thirty (30) days after receipt by the Indemnifying Party of a Direct Claim Notice, such Indemnifying Party may deliver to the Indemnified Party a written response (the “Direct Claim Response Notice”) in which such Indemnifying Party: (i) agrees that the Indemnified Party is entitled to the full amount of the Direct Claim as set forth in the Direct Claim Notice, (ii) agrees that the Indemnified Party is entitled to part, but not all, of the full amount of the Direct Claim as set forth in the Direct Claim Notice (such amount agreed to under (i) or (ii), the “Direct Claim Agreed Amount”), or (iii) indicates that the Indemnifying Party disputes the entire full amount of the Direct Claim as set forth in the Direct Claim Notice. Any part of the full amount of the Direct Claim as set forth in the Direct Claim Notice that is not agreed to pursuant to the Direct Claim Response Notice shall be the “Direct Claim Contested Amount.” If a Direct Claim Response Notice is not received within such thirty (30) day period, then the Indemnifying Party shall be conclusively deemed to have agreed that the Indemnified Party is entitled to the full amount of the Direct Claim as set forth in the Direct Claim Notice (and such amount shall be the Direct Claim Agreed Amount). If the Parties are unable to resolve the dispute relating to any Direct Claim Contested Amount within thirty (30) days after the delivery of the Direct Claim Response Notice, then the Parties shall be entitled to resort to any legal remedy available to such Parties, subject to the terms of this Agreement, to resolve such dispute including obtaining a final and non-appealable order of any court of competent jurisdiction directing the Indemnifying Party to pay the Indemnified Party all or a portion of the Direct Claim Contested Amount (the “Final Direct Claim Contested Amount”). The Indemnifying Party shall pay any Direct Claim Agreed Amount within five (5) Business Days after determination thereof, it being understood that the Indemnified Party shall be entitled to draw upon the Seller Parent Letter of Credit for any Direct Claim Agreed Amounts and/or Final Direct Claim Contested Amounts owed to the Indemnified Party by the Indemnifying Party in connection with any Indemnification Claims pursuant to Section 9.1 and this Section 9.5(b)(ii) within five (5) Business Days after determination of such Direct Claim Agreed Amount and/or Final Direct Claim Contested Amount.

9.6 Tax Effect. The amount of any Losses that are subject to any indemnification obligation of an Indemnifying Party under this Agreement shall be adjusted so as to give effect to any net reduction in federal, state, local or foreign income or franchise tax liability accrued or realized (either by decrease in Taxes paid or increase in a refund due) at any time by the Indemnified Party in connection with the satisfaction by the Indemnifying Party of any such indemnification obligation.

9.7 Calculation of Indemnification Payments.

(a)   If any Purchaser Indemnified Party is entitled to indemnification pursuant to this Article IX, subject to the applicable limitations contained in this Article IX, including Section 9.4, the Losses indemnifiable thereunder shall be satisfied first from the Seller Parent Letter of Credit, and, to the extent the funds available under the Seller Parent Letter of Credit are not sufficient, Seller and/or Seller Parent shall pay such amounts directly to such Purchaser Indemnified Party (or its designee) by wire transfer of immediately available funds within five (5) Business Days after the final determination hereof to an amount designated by the applicable Purchaser Indemnified Party.

(b)   If any Losses sustained by an Indemnified Party are covered by an insurance policy or an indemnification, contribution, warranty, refund or similar obligation of another Person (other than an Affiliate of such Indemnified Party), the Indemnified Party shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution, warranty, refund or similar payments. If the Indemnified Party receives such insurance proceeds or indemnity, contribution, warranty, refund or similar payments prior to being indemnified under Section 9.2 or Section 9.3, as applicable, with respect to such Losses, the payment by an Indemnifying Party under this Article IX with respect to such Losses shall be reduced by the net amount of such insurance proceeds or indemnity, contribution, warranty, refund or similar payments to the extent related to such Losses, less reasonable attorney’s fees and other expenses incurred in connection with such recovery. If the Indemnified Party receives such insurance proceeds or indemnity, contribution, warranty or similar payments after being indemnified by an Indemnifying Party with respect to such Losses, the Indemnified Party shall pay to the Indemnifying Party the net amount of such insurance proceeds or indemnity, contribution, warranty or similar payment to the extent related to such Losses, less reasonable attorney’s fees and other expenses incurred in connection with such recovery. If any Indemnified Party receives payment for Losses under this Article IX on account of a claim that an Indemnifying Party believes in good faith is covered by an insurance policy or an indemnification, contribution, warranty, refund or similar obligation of another Person (other than an Affiliate of such Indemnified Party), that Indemnified Party shall (i) on written request of the Indemnifying Party assign, to the extent assignable and to the extent that Indemnified Party does not in good faith dispute such written request, its rights under such insurance policy or indemnification, contribution or similar obligation with respect to such claim to the Indemnifying Party up to the amount of Losses claimed by the Indemnified Party hereunder and (ii) be relieved of any further obligation to pursue collection of such insurance or indemnification, contribution, warranty or similar obligation (except that, if requested to do so by the Indemnifying Party, the Indemnified Party shall reasonably cooperate with the Indemnifying Party at the Indemnifying Party’s sole expense, to collect any such insurance or indemnification, contribution, warranty or similar obligation). The Indemnifying Party shall remain responsible for any amount of Losses subject to indemnification under this Article IX that are not paid from any insurance proceeds or indemnity, contribution, warranty, refund or similar payment.

9.8 Exclusive Remedy. After the Closing, the indemnities set forth in this Article IX shall be the sole and exclusive remedy of the Parties, their successors and assigns, and their respective officers, managers or directors, employees, agents, members and Affiliates with respect to this Agreement, the events giving rise to this Agreement and the transactions contemplated hereby, except with respect to claims for specific enforcement for breaches of covenants and agreements contained in this Agreement and claims relating to fraud, willful misconduct, or intentional misrepresentation. Without limiting the foregoing, Purchaser, for itself and its Affiliates, does hereby irrevocably release, hold harmless and forever discharge Seller and its Affiliates (including Seller Parent) from any and all Liabilities arising out of or in connection with the Assumed Liabilities except for the remedies expressly set forth in this Agreement. The indemnities set forth in this Article IX apply only to matters arising out of this Agreement and any Losses arising under or pursuant to an Ancillary Agreement entered into hereunder. The Parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect hereof (whether by Contract, Law or otherwise, all of which the Parties hereby waive).

9.9 Treatment of Indemnification Payments. To the extent permitted by Law, any amounts payable pursuant to this Article IX shall be considered adjustments to the Purchase Price for all income Tax purposes, unless otherwise required by applicable Law, and the Parties and their respective Affiliates agree to take no position inconsistent with such treatment in any Tax Return, in any refund claim, in any litigation, or otherwise unless required by a final determination by an applicable taxing authority.

9.10 Mitigation. The Indemnified Party will use its commercially reasonable efforts to mitigate any Losses with respect to which it may be entitled to seek indemnification pursuant to this Agreement, provided, however, that nothing in this Section 9.10 shall (a) expand or extend an Indemnified Party’s common law obligation to mitigate damages or (b) require an Indemnified Party to commence or undertake any litigation, arbitration or similar proceeding against any third party.

9.11 Additional Limitations on Liability. Notwithstanding anything to the contrary contained in this Agreement (including this Article IX), no Indemnifying Party shall be liable to any Indemnified Party, whether in contract, tort (including negligence and strict liability) or otherwise, at law or in equity, and Losses under this Article IX shall not include (A) consequential, indirect, exemplary, special or punitive damages, (B) losses or damages based upon a multiple of profits or earnings, (C) losses or damages caused by diminution of value or loss of use, profits, revenue, opportunity or reputation or (D) interest charges or cost of capital, except, in each case, to the extent any such damages are reasonably foreseeable or are awarded against or otherwise payable or incurred by an Indemnified Party in connection with a Third-Party Claim.

9.12 Limitations on Environmental Claims. Notwithstanding anything to the contrary in this Agreement, Seller and Seller Parent shall not be obligated to indemnify the Purchaser Indemnified Parties for Losses pursuant to Environmental Laws to the extent such Losses are incurred due to (a) Purchaser Indemnified Parties’ development of the portion of the Site formerly operated by Norby Lumber (the “Norby Lumber Site”) or (b) environmental remedial actions taken by Purchaser Indemnified Parties with regard to the Norby Lumber Site that are not in response to a demand, request for information, inspection, claim, action, suit, directive or order of a Governmental Body.

9.13 No Personal Liability. Notwithstanding any provision to the contrary in this Agreement, with respect to a Person which is an entity other than a natural person, (a) no officer, director, manager, employee, agent or representative of either Party shall have personal liability to any Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, for any Losses arising under, related to, or in connection with (i) this Agreement, (ii) any certificate or other document delivered by any Party in connection with this Agreement, or (iii) otherwise with the transactions contemplated hereby (whether a contract claim, tort claim, statutory claim or otherwise and regardless of whether any Losses claimed arise as a result of negligence, strict liability or any other liability under any theory of claimed law or equity), nor shall the personal assets of any such individual Person be subject to any losses, and (b) the only recourse available under this Agreement to any Purchaser Indemnified Party or Seller Indemnified Party arising out of Section 9.2 or Section 9.3 shall be in accordance with this Article IX.

Article X.
Miscellaneous

10.1 Notices. Unless otherwise set forth herein, any notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid), or (b) sent by e-mail if sent during the normal business hours of the recipient, with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in the case of each of clauses (a) and (b), to the following addresses or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, e-mail address or person as a Party may designate by notice to the other Parties):

If to Seller, to:

Pacific Ethanol Madera, LLC

c/o Alto Ingredients, Inc.

400 Capital Mall, Suite 2060

Sacramento, CA 95814

Phone No.: (916) 403-2130

Attention: Christopher W. Wright, General Counsel

E-mail address: cwright@pacificethanol.com

With a copy (which shall not constitute effective notice) to:

Troutman Pepper Hamilton Sanders LLP

5 Park Plaza, 14th Floor

Irvine, California 92614

Attention: Larry A. Cerutti

E-mail address: larry.cerutti@troutman.com

If to Purchaser, to:

Seaboard Energy California, LLC

9000 West 67th St., Suite 200

Shawnee Mission, KS 66202

Phone No.: (913) 676-8800

Attention: Gary F. Louis

E-mail address: gary.louis@seaboardenergy.com

With a copy (which shall not constitute effective notice) to:

Seaboard Corporation

9000 West 67th St., Suite 300

Shawnee Mission, KS 66202

Attention: David M. Becker

E-mail address: david.becker@seaboardcorp.com

10.2 Payment of Expenses. Except as set forth in Section 3.4, and whether or not the transactions contemplated hereby are consummated, Seller and Purchaser shall bear their own expenses incurred or to be incurred in connection with the negotiation and execution of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

10.3 Entire Agreement; Amendments and Waivers. This Agreement, together with the Confidentiality Agreement and the Ancillary Documents, represents the entire understanding and agreement between the Parties with respect to the subject matter hereof. This Agreement may be amended, supplemented or changed, and any provision hereof may be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, condition, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.4 Execution of Agreement; Counterparts; Electronic Signatures.

(a)   This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties; it being understood that all Parties need not sign the same counterparts.

(b)   The exchange of copies of this Agreement and of signature pages by electronic mail in PDF format or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

10.5 Governing Law. THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF.

10.6 Jurisdiction, Waiver of Jury Trial.

(a)   THE FEDERAL OR STATE COURTS IN THE STATE OF DELAWARE WILL HAVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN OR AMONG THE PARTIES, WHETHER AT LAW OR IN EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AGREEMENT CONTEMPLATED HEREBY.

(b)   EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.7 Binding Effect; Assignment. This Agreement shall be binding upon Purchaser, Seller and Seller Parent and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other Parties and any attempted assignment without such required consents shall be void; provided, however, that Purchaser may assign any or all of its rights hereunder, in whole or in part, to any Affiliate of Purchaser without the prior consent of Seller for so long as Purchaser remains responsible for the performance of its financial obligations hereunder, including any indemnification obligations.

10.8 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction and in lieu of such invalid, illegal or unenforceable provision or portion of any provision, there will be added automatically as a part of this Agreement a valid legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible.

10.9 Negotiated Transactions. The provisions of this Agreement were negotiated by the Parties hereto and said Agreement shall be deemed to have been drafted by all Parties hereto.

10.10   Bulk Sales Laws. Each Party hereby waives compliance by the other Party or any of its Affiliates with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to Purchaser.

10.11   Disclosure Schedules. No representation or warranty of Seller contained in Article IV shall be deemed untrue or incorrect, and Seller shall not be deemed to have breached any such representation or warranty, as a consequence of the existence of any fact, circumstance or event of which is expressly disclosed in the Disclosure Schedules to Article IV, subject to the following sentence. The information contained in the Disclosure Schedules to Article IV constitutes exceptions to the applicable representations and warranties in Article IV only so long as a Disclosure Schedule with respect to such representation and warranty contains an explicit reference to the representation or warranty for which an exception is intended to apply, or it is reasonably apparent from the plain text of a particular Disclosure Schedule that the disclosure also applies to another representation or warranty.

Article XI.
DEFINITIONS

11.1 Definitions. As used herein:

(a)   “Acceptable Bank” means any United States commercial bank(s) or financial institution(s) or a United States branch of a foreign commercial bank(s) or financial institution(s) having a long-term unsecured senior debt rating of at least A2 or better by Moody’s and A or better by S&P.

(b)   “Action” means any action, claim, complaint, grievance, summons, suit, litigation, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation by or before any Governmental Body.

(c)   “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise or (ii) an officer, director, or any Person that has the power, directly or indirectly, to more than fifty percent (50%) of the securities having ordinary voting power for the election of directors (or persons performing similar functions) of such Person.

(d)   “Agreed Amount” shall have the meaning set forth in Section 9.5(a)(ii)

(e)   “Agreement” shall have the meaning set forth in the preamble.

(f) “Agreement Date” shall have the meaning set forth in the preamble.

(g)   “Allocation Schedule” shall have the meaning set forth in Section 8.2.

(h)   “Ancillary Documents” means any certificate, agreement, document or other instrument (other than this Agreement) to be executed and delivered by a Party in connection with the consummation of the transactions contemplated this Agreement.

(i) “Asset Allocation” shall have the meaning set forth in Section 8.2

(j) “Assigned Contracts” shall have the meaning set forth in Section 1.1(d).

(k)   “Assumed Liabilities” shall have the meaning set forth in Section 1.3.

(l) “Benefit Plan” means (i) all “employee benefit plans” (including, without limitation, as defined in Section 3(3) of ERISA), including all employee benefit plans which are “pension plans” (including, without limitation, as defined in Section 3(2) of ERISA) and any other employee benefit arrangements or payroll practices (including severance pay, vacation pay, company awards, salary continuation for disability, sick leave, death benefit, hospitalization, welfare benefit, group or individual health, dental, medical, life, insurance, fringe benefit, deferred compensation, profit sharing, retirement, retiree medical, supplemental retirement, bonus or other incentive compensation, stock purchase, equity-based, stock option, stock appreciation rights, restricted stock and phantom stock arrangements or policies) and (ii) all other employment, termination, bonus, severance, change in control, collective bargaining or other similar plans, programs, contracts, or arrangements (whether written or unwritten), in each case, maintained, contributed to, or required to be contributed to by Seller Parent or any ERISA Affiliate for the benefit of any current or former Employee or under which Seller Parent or any ERISA Affiliate has any liability with respect to any Employee.

(m) “Bill of Sale” shall have the meaning set forth in Section 3.5(d).

(n)   “Business” means the maintenance of the Site and the Purchased Assets by Seller.

(o)   “Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York City, New York are authorized or required by Law to be closed.

(p)   “CARB” means the California Air Resources Board or any successor body politic or corporate.

(q)   “CARB Attributes” shall have the meaning set forth in Section 6.21.

(r) “CARB Compliance Requirements” shall have the meaning set forth in Section 6.21.

(s) “CITSS” shall have the meaning set forth in Section 6.21.

(t) “CleanFund Commercial PACE Capital, Inc. Financing” means that certain commitment letter dated September 14, 2016 (the “Commitment Letter”) by and between Seller and CleanFund Commercial PACE Capital, Inc. in the amount of $10,000,000 and the related Restrictive Covenant Agreement dated September 21, 2016 by Seller in favor of Clean Fund Titling Trust (the “Restrictive Covenant Agreement”), which Restrictive Covenant Agreement provides, among other things, that so long as the financing under the Commitment Letter remains outstanding, neither parcel of land located on the Site shall be (i) subdivided, split or be the subject of any lot line adjustment or (ii) sold, encumbered or otherwise transferred unless such sale, encumbrance or other transfer involves both parcels of land located on the Site.

(u) “Closing” shall have the meaning set forth in Section 3.1.

(v)   “Closing Date” shall have the meaning set forth in Section 3.1.

(w) “Closing Cash Payment” shall have the meaning set forth in Section 2.2(a).

(x)   “Closing Statement” shall have the meaning set forth in Section 2.2(a).

(y)   “Code” means the United States Internal Revenue Code of 1986, as the same may be amended from time to time.

(z)   “Confidentiality Agreement” means that certain Confidentiality Agreement dated August 17, 2020 by and between Purchaser and Seller.

(aa) “Contested Amount” shall have the meaning set forth in Section 9.5(a)(ii).

(bb)   “Contract” means any written or oral contract, purchase order, service order, sales order, indenture, note, bond, lease, sublease, license, understanding, instrument or other agreement, arrangement or commitment that is binding upon a Person or its property, whether express or implied.

(cc) “Deed” shall have the meaning set forth in Section 3.5(c).

(dd)   “Direct Claim” shall have the meaning set forth in Section 9.5(b).

(ee) “Direct Claim Agreed Amount” shall have the meaning set forth in Section 9.5(b)(ii).

(ff) “Direct Claim Notice” shall have the meaning set forth in Section 9.5(b).

(gg)   “Direct Claim Response Notice” shall have the meaning set forth in Section 9.5(b)(ii)

(hh)   “Direct Claim Contested Amount” shall have the meaning set forth in Section 9.5(b)(ii).

(ii) “Documents” means all of Seller’s written files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, plans, operating records, safety and environmental plans and reports, data, Permits and Permit applications, studies and documents, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, research material, technical documentation (design specifications, engineering information, test results, maintenance schedules, functional requirements, operating instructions, logic manuals, processes, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials, in each case whether or not in electronic form relating to the Business.

(jj) “Due Diligence” shall have the meaning set forth in Section 6.2.

(kk)   “Due Diligence Period” shall have the meaning set forth in Section 6.2(c).

(ll) “Employees” shall have the meaning set forth in Section 4.14(a).

(mm)   “Encumbrance” means any lien (including, but not limited to, any Tax lien), encumbrance, claim, right, demand, charge, mortgage, deed of trust, option, pledge, security interest or similar interests, title defects, hypothecations, easements, rights of way, restrictive covenants, encroachments, rights of first refusal, preemptive rights, judgments, conditional sale or other title retention agreements and other impositions, imperfections or defects of title or restrictions on transfer or use of any nature whatsoever.

(nn)   “Environment” means soil, water (including navigable waters, oceans, streams, ponds, reservoirs, drainage basins, wetlands, playa lakes, surface waters, underground waters, drinking waters and water vapor), land, sediments, surface or subsurface strata, ambient air, indoor air, noise, plant life, animal life and all other environmental media or natural resources including any material or substance used in the physical structure of any building or improvement.

(oo)   “Environmental Attributes” means any emissions or renewable energy credits, energy conservation credits, benefits, offsets and allowances, emission reduction credits or words of similar import or regulatory effect (including emissions reduction credits or allowances under all applicable emission trading, compliance or budget programs, or any other federal, state or regional emission, renewable energy or energy conservation trading or budget program) that have been held, allocated to or acquired for the development, construction, ownership, lease, operation, use, maintenance, or compliance of Seller or the Site, or that need to be acquired for the development, construction, ownership, lease, operation, use, maintenance, or compliance of Seller or the Site.

(pp)   “Environmental Law(s)” means any health, safety, land use, ecological, environmental, and natural resource laws and orders, including all laws, orders, and private land use restrictions (such as covenants, conditions, and restrictions) relating to the following: (i) noise and odors; (ii) the pollution or protection of the air, soil, surface water, ground water, or other elements of the environment; (iii) the use, Release, storage, disposal, emission, handling, discharge, transport, treatment, processing, distribution, or manufacturing of any Hazardous Materials; (iv) the registration, labeling of Hazardous Materials; and (v) the cleanup, removal, recovery, assessment, or remediation of any damage, abandonment, leak, emission, discharge, pollution, or contamination of or into air, soil, buildings, surface water or groundwater; in each case, whether previously, presently or hereafter in effect, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. Section 2701 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.), the Safe Drinking Water Act (42 U.S.C. Section 300f et seq.), the Emergency Planning and Community Right to Know Act (42 U.S.C. 11001 et seq.), the Endangered Species Act (16 U.S.C. Section 1531 et seq.), Export Administration Regulations (15 C.F.R. Parts 730–774) and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) and all such laws adopted by any other Governmental Body, and any and all implementing rules, regulations and guidance relating to any of the foregoing.

(qq)   “Equipment Removal” shall have the meaning set forth in Section 6.22.

(rr) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

(ss) “ERISA Affiliate” means any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (C) an affiliated service group (as defined under Section 414(m) of the Code) or (D) any group specified in Treasury Regulations promulgated under Section 414(o) of the Code, any of which includes or included Seller.

(tt) “Excluded Assets” shall have the meaning set forth in Section 1.2.

(uu)   “Expiry Date” shall have the meaning set forth in Section 6.20.

(vv)   “Final Contested Amount” shall have the meaning set forth in Section 9.5(a)(ii).

(ww) “Final Direct Claim Contested Amount” shall have the meaning set forth in Section 9.5(b)(ii).

(xx)   “Financial Statements” shall have the meaning set forth in Section 4.18.

(yy)   “FIRPTA Certificate” shall have the meaning set forth in Section 8.4.

(zz) “Fixed Assets” shall have the meaning set forth in Section 1.1(c).

(aaa) “Furnishings and Equipment” means, except for any Excluded Assets, any and all machinery, equipment, furniture, furnishings, hardware, materials, fixtures, trade fixtures, shelving, storage units, tractors, and related tangible assets maintained or owned by Seller.

(bbb) “GAAP” means United States generally accepted accounting principles as in effect from time to time.

(ccc) “Governmental Body” means any government, quasi-governmental entity, or other governmental or regulatory body, agency or political subdivision thereof of any nature, whether foreign, federal, state or local, or any agency, branch, department, official, entity, instrumentality or authority thereof, or any court or arbitrator (public or private) of applicable jurisdiction.

(ddd) “Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance, contaminant, petroleum or petroleum containing materials, asbestos and asbestos containing materials, radiation or radioactive materials, leaded paints, toxic mold and other harmful biological agents, soil gases, including petroleum and chemical vapors, and polychlorinated biphenyls or any other material which could otherwise give rise to Liability under any Environmental Law.

(eee) “Indebtedness” of any Person means, without duplication, (i) the interest in respect of, principal of and premium (if any) in respect of (x) indebtedness of such Person for money borrowed and (y) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person with respect to any Contracts relating to the deferred and unpaid purchase price of property or services, including any interest accrued thereon and prepayment or similar penalties and expenses; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Encumbrance (other than Permitted Encumbrances), on any property or asset of such Person (whether or not such obligation is assumed by such Person).

(fff)   “Indemnified Party” means any Person asserting a claim for indemnification under any provision of Article IX.

(ggg) “Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article IX.

(hhh) “Intellectual Property” means all intellectual property and proprietary rights of any kind, including the following: (i) trademarks, service marks, trade names, slogans, logos, designs, symbols, trade dress, internet domain names, uniform resource identifiers, rights in design, brand names, any fictitious names, d/b/a’s or similar filings related thereto, or any variant of any of them, and other similar designations of source or origin, together with all goodwill, registrations and applications related to the foregoing; (ii) copyrights and copyrightable subject matter (including any registration and applications for any of the foregoing); (iii) trade secrets and other confidential or proprietary business information (including manufacturing and production processes and techniques, research and development information, technology, intangibles, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, customer and supplier lists and information), know how, proprietary processes, formulae, algorithms, models, industrial property rights, and methodologies; (iv) computer software, computer programs, and databases (whether in source code, object code or other form); (v) inventions, discoveries and patents (including any registration and applications for any of the foregoing); and (vi) all rights to sue for past, present and future infringement, misappropriation, dilution or other violation of any of the foregoing and all remedies at law or equity associated therewith, but not including intellectual property or proprietary rights of any kind arising under licenses of Intellectual Property.

(iii) “Knowledge” or (“Knowledge of Seller” or “Seller’s Knowledge”) means the actual knowledge of Michael D. Kandris, Bryon McGregor, Brian Fish, Patrick McKenzie, Rob Olander, Jeff Unsinger and Christopher W. Wright and the knowledge that each such person would reasonably be expected to obtain in the course of diligently performing his or her duties for Seller, or in connection with entering into this Agreement.

(jjj) “Law” means any federal, state, local, municipal, foreign or international, multinational or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, in each case as in effect as of the Closing Date.

(kkk) “Liability” or “Liabilities” means, as to any Person, any debt, adverse claim, liability (including any liability that results from, relates to or arises out of tort or any other product liability claim), duty, responsibility, obligation, commitment, assessment, cost, expense, loss, expenditure, charge, fee, penalty, fine, contribution or premium of any kind or nature whatsoever, whether known or unknown, asserted or unasserted, absolute or contingent, direct or indirect, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and regardless of when sustained, incurred or asserted or when the relevant events occurred or circumstances existed.

(lll) “Licensed Intellectual Property” mean all Intellectual Property licensed to Seller by a third party.

(mmm)   “Loss” or “Losses” means any and all claims, damages, deficiencies, fines, fees, losses, Liabilities, obligations, penalties, payments (including those arising out of any settlement, judgment or compromise relating to any legal Proceeding), and reasonable costs and expenses (including, without limitation, court costs, reasonable fees of attorneys, accountants and other experts or other expenses incurred in investigating, preparing, defending, avoiding or settling any claim, default or assessment).

(nnn) “Material Adverse Effect” means any event, change, occurrence or state of facts that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the Purchased Assets taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, or be taken into account, in determining whether there has been, or would be, a Material Adverse Effect: (a) any adverse change attributable to (i) the disclosure or execution of this Agreement, (ii) the disclosure or consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements, or (iii) the business or activities in which Purchaser or its Affiliates are, or are proposed to be, engaged, or the identity of Purchaser or its Affiliates as Purchaser of the Business, including the loss or departure of Business Employees, or other service providers of the Business, or the termination, reduction (or potential reduction) or any other adverse development (or potential adverse development) in the Business’ relationship with any of its customers, suppliers, distributors or other business partners, in each case in clause (a)(iii) as a result of the announcement or pendency of this Agreement; (b) any event, change or effect (i) in the domestic or international financial, credit, securities or commodities markets (including interest rates, currency exchanges rates, and securities price levels or trading volumes), or domestic or international economic, regulatory or political conditions or (ii) in the industries and markets in which the Business operates, including competition in any of the geographic areas in which the Business operates; (c) fluctuations in sales and earnings or failure of the Business to meet internal or published sales, earnings or other financial or non-financial projections and estimates; (d) global, national, regional, military or governmental action (or the escalation of any of the foregoing); (f) manmade disasters, natural disasters, weather developments, pandemics (including the novel coronavirus, COVID-19), and acts of God, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, crop shortages, floods, rising sea levels, cyclones, arctic frosts, mudslides and wildfires, manmade disasters or acts of God; (g) any event, change or effect resulting from any changes or anticipated or proposed changes including repeal or anticipated or proposed repeal, of any (i) Law or any other law, treaty, legislative or political conditions, or policy or practices of any governmental entity applicable to the Business, including and without limiting the generality of the foregoing, the Renewable Fuel Standard and other programs, quotas, and regulations under the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, or (ii) applicable accounting regulations or principles, in each case of clauses (g)(i) or (ii), including any change in the interpretation or enforcement thereof; (h) any action required or permitted to be taken pursuant to this Agreement or any Ancillary Agreement; or (i) any action or inaction by Purchaser or its Affiliates, or action or inaction approved or consented to by Purchaser or its Affiliates after the date hereof.

(ooo) “Materials Removal” shall have the meaning set forth in Section 6.23.

(ppp) “Norby Lumber Site” shall have the meaning set forth in Section 9.12.

(qqq) “Order” means any award, writ, injunction, judgment, order, ruling, decision, subpoena, mandate, precept, command, directive, consent, approval, award, decree or similar determination or finding entered, issued, made or rendered by any Governmental Body.

(rrr)   “Ordinary Course of Business” means the ordinary and usual course of maintenance of the Purchased Assets by Seller as of the date hereof.

(sss) “Organizational Documents” means, with respect to a particular entity Person, (i) if a corporation, the articles or certificate of incorporation and bylaws, (ii) if a general partnership, the partnership agreement and any statement of partnership, (iii) if a limited partnership, the limited partnership agreement and certificate of limited partnership, (iv) if a limited liability company, the articles or certificate of organization or formation and any limited liability company or operating agreement, (v) if another type of Person, all other charter and similar documents adopted or filed in connection with the creation, formation or organization of the Person, and (vi) all amendments or supplements to any of the foregoing.

(ttt) “Outside Date” shall have the meaning set forth in Section 3.7(b).

(uuu) “Party” shall have the meaning set forth in the preamble.

(vvv) “Pending Claim” shall have the meaning set forth in Section 6.20.

(www)  “Permits” means to the fullest extent permitted under applicable law, all notifications, licenses, permits, franchises, certificates, approvals, consents, waivers, clearances, exemptions, classifications, registrations, declarations, variances, orders, tariffs, rate schedules and other similar documents and authorizations (including those for environmental, business, construction and operation purposes) issued by any Governmental Body to Seller and used, or held for use, in connection with the operation of the Site or applicable to ownership of the Purchased Assets or assumption of the Assumed Liabilities.

(xxx) “Permitted Encumbrances” means (i) Encumbrances for utilities and current Taxes not yet due and payable or being contested in good faith; (ii) all matters of record encumbering title to the Purchased Assets as of the date hereof; (iii) applicable zoning Laws, building codes, land use restrictions and other similar restrictions imposed by Law and (iv) such other Encumbrances or title exceptions as set forth in the Title Policy which have been accepted or waived in writing by Purchaser on the Closing Date.

(yyy) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, labor union, estate, Governmental Body or other entity or group.

(zzz) “Phase I Report” means the Phase I Environmental Site Assessment prepared for Purchaser by SCS Engineers with respect to the Real Property, dated December 22, 2020.

(aaaa) “Phase II Report” means the Phase II Environmental Site Assessment prepared for Purchaser by SCS Engineers with respect to the Real Property, dated March 19, 2021.

(bbbb) “Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

(cccc) “Proceeding” means any demand, action, suit, litigation, hearing, examination, notice of investigation, notice of violation, arbitration, mediation, written citation, complaint, claim or audit

(dddd) “Purchase Price” shall have the meaning set forth in Section 2.1(a).

(eeee) “Purchased Assets” shall have the meaning set forth in Section 1.1.

(ffff) “Purchaser” shall have the meaning set forth in the preamble.

(gggg) “Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Section 5.1, Section 5.2 and Section 5.6 of this Agreement.

(hhhh) “Purchaser Indemnified Parties” means Purchaser, its Affiliates and their respective directors, officers, agents, successors and permitted assigns.

(iiii) “Real Property” shall have the meaning set forth in Section 4.7(a).

(jjjj) “Release” or “Released” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing, abandoning or dumping of a Hazardous Material into the Environment and any condition that results in the exposure of a person to Hazardous Material.

(kkkk) “Replacement Letter of Credit” shall have the meaning set forth in Section 6.20.

(llll) “Response Notice” shall have the meaning set forth in Section 3.7(b).

(mmmm) “Seller” shall have the meaning set forth in the preamble.

(nnnn) “Seller Fundamental Representations” means the representations and warranties of Seller and Seller Parent set forth in Section 4.1, Section 4.2 and Section 4.20 of this Agreement.

(oooo) “Seller Indemnified Parties” means Seller, its Affiliates (including Seller Parent) and their respective directors, officers, agents, successors and permitted assigns.

(pppp) “Seller Parent” shall have the meaning set forth in the preamble.

(qqqq) “Seller Parent Letter of Credit” means an irrevocable, standby letter of credit for the benefit of Purchaser in a face value equal to $2,000,000 and with a term of fifteen (15) months, substantially in the form of Exhibit D, from an Acceptable Bank

(rrrr) “Site” shall have the meaning set forth in the Recitals.

(ssss) “Survival Expiration Date” shall have the meaning set forth in Section 6.20.

(tttt) “Straddle Period” shall have the meaning set forth in Section 8.1(b).

(uuuu) “Tax” and “Taxes” mean (a) any and all taxes, including any federal, state, provincial, local, foreign or other income, gross receipts, sales, value added, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, capital, production, recapture, net worth, surplus, customs, duties, levies, surtaxes or other taxes, fees, assessments, reassessments or charges of a similar kind, together with any interest, additions, installments or penalties with respect thereto and any interest in respect of such additions or penalties.

(vvvv) “Tax Proceeding” means any action, suit, investigation, audit, claim, investigation, or other action or proceeding with respect to Taxes.

(wwww)   “Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any schedule or related or supporting information) supplied or required to be supplied to any Governmental Body with respect to Taxes, including amendments thereto.

(xxxx) “Third-Party Claim” shall the meaning set forth in Section 9.5(a)(i).

(yyyy) “Third-Party Claim Notice” shall the meaning set forth in Section 9.5(a)(i).

(zzzz) “Title Company” means Stewart Title Guaranty Company.

(aaaaa) “Title Policy” shall the meaning set forth in Section 6.4(a).

(bbbbb) “Transferred Employee” shall have the meaning set forth in Section 6.4(a).

(ccccc) “Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

(ddddd) “Urea Tank Materials Removal” shall have the meaning set forth in Section 6.23.

(eeeee) “Vehicles” means the vehicles, semi-trucks, tractors and trailers set forth on Schedule 11.1(eeeee).

(fffff)   “WARN Act” means the United States Worker Adjustment and Retraining Notification Act, and the rules and regulations promulgated thereunder.

(ggggg) “Water Wells” has the meaning set forth in Section 4.7(b).

[Signature page follows. Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

PURCHASER:

SEABOARD ENERGY CALIFORNIA, LLC

By:	/s/ Gary F. Louis
Name:	Gary F. Louis
Title:	President and Chief Executive Officer

SELLER:

PACIFIC ETHANOL MADERA LLC

By:	/s/ Michael D. Kandris
Name:	Michael D. Kandris
Title:	President and Chief Executive Officer

SELLER PARENT:

ALTO INGREDIENTS, INC.

By:	/s/ Michael D. Kandris
Name:	Michael D. Kandris
Title:	President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]